NEXMED INC

AR/S

P.E.
12-31-03


Alprox

MEDICINES OF THE FUTURE

ANNUAL REPORT 2003

NexMed is an emerging drug developer that is leveraging its proprietary drug delivery technology to develop a significant pipeline of innovative pharmaceutical products to address large unmet medical needs. The Company is also working with various pharmaceutical companies to explore the incorporation of NexACT® into their existing drugs as a means of developing new patient-friendly transdermal products and extending patent lifespans and brand equity.









LETTER TO OUR STOCKHOLDERS

In many respects, 2003 was a year of rebuilding for NexMed. Our success in restoring financial stability over the last year has allowed us to focus on our pipeline, which is paramount to restoring value to the company and our shareholders. As we made significant progress in critically important areas ranging from clinical studies to R&D agreements, we also advanced NexMed towards becoming a fully integrated drug development pharmaceutical company. As such, NexMed has entered a period of intense activity and growth, one that should bring new momentum to our drive to expand the commercial reach of our proprietary technology, and to deliver additional shareholder value.

To continue our growth as a drug development company, we continue to maintain our own aggressive product development track with Alprox-TD® and Femprox®. The market for both these products is robust, with the medical need largely unmet. Both products have made major advances in their clinical development, particularly Alprox-TD, for which we successfully completed two pivotal Phase 3 trials last year, and we now expect to begin the open label study in 2004.

In addition to these two innovative products, we have completed three international pilot studies for our treatment under development for early ejaculation. No approved pharmaceutical product is available to treat this condition. We are also working on a low-dose topical lacquer treatment for nail fungus, a condition that affects millions of people worldwide. This is a perfect application of our innovative technology to fulfill a serious unmet medical need. We expect to file an Investigational New Drug Application (IND) for this indication during the first half of 2004 and begin U.S. clinical testing. All of these developments point to the underlying strength of our NexACT technology, and our on-going efforts to firmly establish its validity in a wide array of applications.

NEXMED PRODUCTS UNDER DEVELOPMENT

Name of Product	*Indication*	*Dosage Form*	*Market Potential**
Alprox-TD®	Erectile Dysfunction	Cream	$6 billion
Femprox®	Female Sexual Arousal Disorder	Cream	$5 billion
NM100060	Anti-Fungal (Onychomycosis)	Lacquer	$2 billion
NM100061	Early Ejaculation	Cream	$4 billion
NM100065	Anti-Emetic	Patch	$1.2 billion
NM100080	Wound Healing/Decubitus Ulcers	Cream	$6.5 billion
NM100064	Chronic Pain	Patch	$2 billion
NM100067	Arthritic Pain	Patch	$8.5 billion
NM100100	Bronchial Asthma	Patch	$10 billion

**Worldwide projections.*

LETTER TO OUR STOCKHOLDERS, CONTINUED

While we continue to pursue the development programs for these and other NexACT-based products, we're also engaged in discussions and contract negotiations with potential commercial partners, most recently for Alprox-TD, our product closest to commercialization. We have sought potential partners who view Alprox-TD as an important addition to their existing product portfolios. Our strategy is to continue advancing the clinical development of our proprietary products while seeking out compatible development and commercialization partners. This provides the greatest possible opportunity to move our NexACT technology into the worldwide marketplace and maximize its potential. Our long-term objective, one that has gained new traction with our on-going Alprox-TD negotiations, is to expand our global partnerships to include larger pharmaceutical manufacturers who look to NexMed to add new value to their product portfolios. As the NexACT technology continues to prove itself in both the clinic and in the marketplace, this strategic approach will gain additional strength and momentum.

To date, our partnership strategy has been particularly effective in the Japanese market. Already we have several co-development agreements underway for the incorporation of our technology and know-how in the development of new transdermal products. Most recently, we entered into a contract research agreement with an established Japanese pharmaceutical company to develop an innovative topical anti-herpes product. These agreements speak to the quality of our technology, our scientific team and infrastructure for developing innovative topical treatments for a wide-range of diseases. They also represent a growing confidence of the pharmaceutical community in NexMed as a serious development and commercial partner.

Just as we begin to solidify our reputation as a technological innovator with a growing global reach, we have also made great strides in the financial arena. Drug development is an expensive proposition. Our success in raising and managing our own funding in a very difficult environment has led us to form a partnership with a leading investment banking firm, who will work with us to strengthen our financial framework and also help provide a solid partnership to conduct our business and accelerate the expansion of shareholder value. This has been a key objective for us, one that now seems well within our corporate reach.

2003 HIGHLIGHTS

- We reached a major milestone in the clinical development of Alprox-TD cream treatment with the completion of two pivotal Phase 3 trials. The clinical data indicated that the three dose levels of Alprox-TD tested showed a "statistically significant improvement" in erectile function with no serious drug-related side effects. These findings suggest many men who have difficulty with current oral male erectile dysfunction (ED) medications may benefit from an innovative cream treatment like Alprox-TD.

- We successfully completed testing of over 170 men diagnosed with early ejaculation in three separate international pilot studies. The data showed the potential for our product to become an effective treatment for EE, commonly known as premature ejaculation. We intend to submit an IND to FDA, and upon acceptance, begin clinical development in the U.S.

- We entered into a series of R&D agreements with various Japanese pharmaceutical companies to develop new and innovative transdermal treatments for a wide-range of indications.

- We also entered into an agreement with a Japanese pharmaceutical company to provide contract research services to develop a topical treatment for a form of herpes for the U.S. market.



"We are a drug delivery company with a unique technology, and a portfolio of exciting products. All our products are aimed at areas of unmet medical need. It is the common thread that runs through all our work."

Y. Joseph Mo, Ph.D.
President and Chief Executive Officer

- The results from our U.S. Phase 2 clinical study of Femprox were published in the October-December 2003 issue of *Journal of Sex & Marital Therapy*, a leading peer reviewed medical journal. The data from the six-week trial involving 94 pre-menopausal women with Female Sexual Arousal Disorder (FSAD), showed positive dose-related trends with only mild side effects.
- We successfully raised over $25 million through private placements to a number of institutional and accredited investors.
- We received an eighth U.S. patent for Alprox-TD out of a series of applications pending. The patent protects Alprox-TD packaged in a dispenser suitable for use in the treatment for erectile dysfunction and provides U.S. exclusivity to the year 2020.

As I mentioned in the opening of this letter, there's a flurry of activity taking place at NexMed and even more on the way. We are a drug delivery company with a unique technology and a portfolio of exciting products with significant potential. All our products are aimed at areas of demonstrable medical need; in many cases, no therapies exist in the current market to help patients suffering from these conditions. That is our ultimate aim, the common thread that runs through all our work — to meet the needs of these patients. Our technology is the vehicle that will enable us to achieve that goal as we continue to drive NexMed into the next stage of growth.

We could not have come as far as we have without the support of our investors. Our efforts in the coming months are aimed at rewarding that investor support by delivering added value to NexMed, and to your investment and confidence in us.

Y. Joseph Mo, Ph.D.
Chairman of the Board,
President and Chief Executive Officer
March 31, 2004

NEXACT®: A NEW DRUG DELIVERY PLATFORM

The skin makes it all possible. Even though we rarely think of it that way, the skin is the body's largest organ with a surface area of nearly 20 square feet, yet only two millimeters thick. Each square inch of human skin consists of twenty feet of blood vessels. The skin also represents one of the most accessible and most efficient sites for drug delivery.

Skin Cross-Section


Keratin
Epidermis
Dermis
Subcutaneous Fat

While human skin is only two millimeters thick, it covers an area nearly 20 square feet. Loaded with blood vessels, it is one of the most accessible and most efficient sites for drug delivery.

For pharmaceutical companies — and the patients they serve — NexACT technology offers the possibility of a new approach to a number of current treatments. As older but still effective drugs come off patent, as patients seek out more patient friendly treatment methods, and as older patients look for more convenient ways of staying on complicated regimens, the potential advantages of transdermal application become more apparent.

With more than $150 billion in sales of brand-name drugs coming off patent during the next decade, NexACT technology may offer pharmaceutical companies the opportunity to adopt advanced transdermal technology for the potential benefit of their patients. Rather than competing against generic versions of their own products, the NexACT delivery system may help pharmaceutical companies create new products, extending their market life under the multiple patent protection of our proprietary technology.

NexACT technology may help improve the transdermal absorption of active therapeutic ingredients with more convenient administration. With its patented penetration enhancers made up of molecules biologically compatible to the protein and fats that make up the skin, NexACT may enable many drug candidates to efficiently pass through the skin to reach the myriad blood vessels underneath. Non-toxic and biodegradable, these molecules allow rapid and efficient absorption of drugs by temporarily changing the permeability of the skin itself.


NexACT® Technology
Alprox-TD®
Femprox®
NM100060
NM100061
NM100065
NM100080
NM100064
NM100067
NM100100

Starting with our two lead products for male and female sexual dysfunctions, NexMed has expanded into a number of potential new treatment candidates. These include: nail fungus (NM100060), premature ejaculation (NM100061), anti-emetic (NM100065), decubitus ulcer (NM100080), chronic pain (NM100064), arthritic pain (NM100067) and asthma (NM100100).



NexACT technology offers the possibility of an alternative approach to a number of current treatments. As older but effective drugs come off patent, and as patients look for more convenient treatment methods, the potential advantages of our transdermal application become more apparent.

With this advanced technology, NexACT formulations could be used to improve bioavailability or clinical efficacy, while reducing hepatic toxicity and drug-to-drug interaction by bypassing liver metabolism. NexACT technology allows therapeutic targeting to specific sites — in pain relief, for example — that could result in fewer systemic side effects.

The NexACT approach may also help alter the way drugs are given, possibly replacing multiple drug regimens with simple once-a-day applications. Delivering drugs transdermally is often more feasible than through injection. Moreover, patients can easily administer the drug at home, rather than bear the potential added expense of traveling to a physician's office or health clinic.

Comprehensive pre-clinical and clinical toxicology data regarding NexACT technology has been filed with the Food and Drug Administration (FDA) over the past five years. To date, more than 80 technical papers concerning the NexACT enhancers have been published.

Established transdermal drug delivery systems similar to NexACT are gaining rapid acceptance in the marketplace. According to Frost & Sullivan, a global market research firm, the growth rate for transdermal drug delivery systems is expected to increase 12% annually through 2007. With our proprietary technology already in late stage product development, we hope to gain a significant share of that increased growth.

INNOVATIVE THERAPEUTIC SOLUTIONS

ALPROX-TD® CREAM TREATMENT FOR ERECTILE DYSFUNCTION

The relatively recent acceptance of male erectile dysfunction (ED) as a significant public health issue continues to expand what has already become a major treatment market. Industry estimates suggest that over 30 million men in the U.S. are affected by the problem and more than 140 million worldwide. The ED treatment market was at approximately $2 billion in 2002 and is projected to potentially double by 2005.

Because the leading ED treatments are oral compounds, they carry with them a number of systemic side effects that many patients find unpleasant, and that may even interfere with intimacy. In addition to side effects, many men find the long onset time of oral dosing unacceptable (as long as an hour reported in the *Physician's Desk Reference*). Because the patient applies Alprox-TD topically and just prior to intercourse the product may eliminate both of these common concerns. Onset time for Alprox-TD is normally between ten to fifteen minutes with mild transitory side effects.

The efficacy and convenience of Alprox-TD were evaluated in two recent pivotal Phase 3 studies. In the combined analysis of the studies, the three doses tested, showed a highly significant ($p=0.001$ or $p<0.001$) increase in Erectile Function Domain scores using the International Index of Erectile Function (IIEF), a widely accepted measure of ED products. Any drug related side effects reported were mostly mild to moderate, localized and transient.

In addition, results from a new NexMed sponsored animal study confirmed for the first time that alprostadil, the active ingredient in Alprox-TD cream, has a direct, beneficial effect on promoting the growth of nerves (neurogenesis) and blood vessels (angiogenesis). Although these findings are preliminary, a number of researchers believe this research may one day lead to a better treatment for men with ED caused by the degeneration of nerves and blood vessels, for example, in patients with diabetes or who have had prostate surgery.

These new findings not only provide further theoretical support for the use of alprostadil in the treatment of ED but also suggest that Alprox-TD may have potential applications as a preventive and recovery medication for neurogenic and angiogenic ED patients.



In contrast to many leading ED treatments, Alprox-TD is applied locally. As a result, it is relatively fast acting with only mild transitory drug related side effects.


Alprox-TD®

The efficacy and convenience of Alprox-TD cream have been studied in two combined pivotal Phase 3 studies. A new study sponsored by NexMed further suggests that alprostadil, the active ingredient in Alprox-TD, may help promote the growth of nerves and blood vessels.

FEMPROX® CREAM TREATMENT FOR FEMALE SEXUAL AROUSAL DISORDER

Female Sexual Arousal Disorder (FSAD) is a serious sexual condition that affects women of all ages. Defined as the persistent or recurrent inability to attain or to maintain sufficient sexual excitement, it is a condition that often causes personal distress for millions of women around the world. The widespread public acceptance of ED treatments, coupled with their market success, is generating major new interest for the development of new treatments for women as well. With the recognition of FSAD as a real problem that affects millions of women, pharmaceutical manufacturers are vigorously pursuing what some estimate to be a $5 billion a year potential market.

NexMed's Femprox cream uses the same active ingredient as Alprox-TD for men — alprostadil — to treat this unmet medical condition. Alprostadil, a naturally occurring acidic lipid with various pharmacological effects, is a well-known and widely studied compound. Alprostadil combined with the NexACT technology has been the focus of in-home studies of Femprox. In a recent pilot study, the method of application was refined, and proved effective in helping to create feelings of arousal and satisfaction. Encouraged by these results, NexMed is currently planning additional clinical studies to fully understand how these new application techniques work.

POTENTIAL PRODUCTS

ANTI-FUNGAL LACQUER (NM100060)

Onychomycosis is a fungal infection affecting the toenails or fingernails, and one of the most common skin diseases — affecting an estimated 14% of the population in North America, almost exclusively adults. According to one estimate, some 35 million Americans suffer from nail fungus. The current market for this therapeutic indication is estimated to be in excess of $1 billion annually in the U.S. Nail fungus can be painful, embarrassing and expensive to treat. A 1998 *American Journal of Dermatology* article estimated costs of monitoring and treatment of nail fungus ranged between $700 and $1,200 per year.

What may be an expensive embarrassment for some can become a potentially dangerous condition for others. For diabetic patients, untreated nail fungus can progress to skin and bone infections or even tissue death, according to a recent report from the American Association of Diabetes Educators (AADE). About a third of the estimated Americans who have diabetes develop onychomycosis, according to the AADE.

NexMed's new nail lacquer treatment has the potential to help patients suffering from the blight of nail fungus. Currently in early stage clinical development, NM100060 offers an alternative to expensive oral treatments, which can present side effect problems by exposing a patient's entire system to antifungal drugs to treat what may amount to a single square inch of nail. Because of its topical application and low dose active ingredient, NM100060 has the potential to avoid the systemic side effects and drug interactions of oral drugs.

NexMed expects to file an Investigational New Drug Application (IND) for its anti-fungal nail lacquer and proceed with U.S. clinical trials during 2004.

EARLY EJACULATION CREAM (NM100061)

According to *Medical Aspects of Human Sexuality* (May 2001) as many as one-third of all sexually active men may suffer from early ejaculation (EE), commonly known as premature ejaculation. Despite their condition, fewer than ten percent of these patients seek treatment, primarily because there is no treatment readily available to them. One pharmaceutical consulting firm suggests that in the age range of 18-59 years, early ejaculation is the predominant sexual dysfunction. Like erectile dysfunction, EE represents a potentially important market. With no approved medical therapy for early ejaculation available, a successful treatment would present a tremendous market opportunity.

NexMed has developed NM100061, a topically applied treatment for EE. In one of its pilot clinical studies, 89 men who averaged 43 years of age and were diagnosed with EE for 2.6 years, participated in the double-blind, placebo-controlled trial that took place at multiple centers. The primary clinical endpoint was drug efficacy, as measured by simultaneously extending the ejaculatory latency time to over two minutes and improving the patients' overall sexual satisfaction ratio by a minimum of 20%. The study results indicate that the primary endpoint was achieved, with an efficacy rate for patients using the product being 84.8%, versus 23.3% in the placebo group ($P<0.001$ compared to placebo). The adverse events reported were local, mild and transient, and importantly, none of the enrolled patients reported numbness or decrease in penile sensations.

NexMed has tested over 170 EE patients in three international pilot studies. The findings have been consistently encouraging. NexMed expects to file an IND during 2004 and commence U.S. clinical development.



NexACT technology is helping create novel transdermal treatments in a number of disease areas that may offer patients the possibility of more patient friendly products than are available today. The market potential of these products is in the billions of dollars annually.

ANTI-EMETIC PATCH (NM100065)

The problem of nausea and vomiting for cancer patients represents a serious medical challenge, often ranked among the most disturbing aspects of their disease. As many as half may avoid or delay treatment to keep from suffering through it again. At the moment, currently approved pharmaceutical treatments to prevent nausea and vomiting are available in only oral or injectable form, further limiting therapeutic options for these patients and their physicians.

With a couple of the major anti-emetic medications coming off patent in the near future, NexMed is developing NM100065, a new transdermal patch which incorporates the NexACT technology and a well-known anti-emetic compound. NM100065 is fast acting, easy-to-use and patient friendly. The product would enable the patients to apply their medication at home, a more convenient regimen than injections. Utilizing the NexACT technology to extend the life of off patent anti-emetics offers potential advantages for pharmaceutical manufacturers and their patients. The current U.S. anti-emetic market is estimated at $1 billion annually.

POTENTIAL PRODUCTS, CONTINUED

WOUND HEALING/DECUBITUS ULCERS CREAM (NM100080)

Known clinically as decubitus ulcers, bed or pressure sores are a major problem in long-term care facilities and nursing homes worldwide. In elderly patients, whose immune and circulatory systems are often weakened by age or chronic illness, these lesions are difficult or impossible to treat successfully. There are no completely effective treatments for bedsores. Current treatment is limited solely to good hygiene and nutrition, and nursing care. The market opportunity for an effective treatment for bed sores is estimated at between $2 and $6 billion globally. With six million patients in the U.S. alone who are forced to live with the pain and discomfort of bed sores, this represents a major area of unmet medical need and a significant potential market opportunity for NexMed.



For the millions of patients suffering from chronic pain, NexACT transdermal technology potentially offers more convenient applications and reduced onset time.

In response to this unmet medical need, NexMed has begun testing NM100080, a topical treatment for bed sores. In several small offshore pilot studies, NexMed's treatment has shown to act as neurogenic and vasodilating agents, potentially improving the microcirculation of blood vessels surrounding these open wounds and promoting rapid healing. In one study, the improvements observed were significant, particularly in the very worst cases. The patients who used NM100080 experienced complete wound healing within 30 days.

CHRONIC PAIN PATCH (NM100064)

With an estimated 8 million Americans suffering from chronic pain in all its terrible variations, the need for new treatments for this debilitating condition has grown into a multi-billion dollar market. Whether from chronic back pain, arthritis, or carpal tunnel syndrome, the very nature of pain means that nearly everyone suffers from it at some point in time in their lives.

For those patients with chronic conditions, particularly the growing number of elderly, the need is even greater for fast-acting products that are easy to administer. NM100064 may offer patients precisely that, better ease-of-use and reduced onset time, a critical factor in any pain regimen. As a seriously under treated market, a number of industry analysts forecast strong growth over the next several years as patient demands for better and more convenient pain treatment increase.



NexMed researchers have developed patented penetration enhancers that help improve the absorption of active therapeutic ingredients with more convenient administration. This allows rapid drug absorption by temporarily changing the permeability of the skin itself.

ARTHRITIC PAIN PATCH (NM100067)

NexMed is developing NM100067 a new patch designed for pain and fever relief. This new product incorporates a well-known pain medication, which may have the potential to work in adults and children. The design benefit of this patch will be to maintain pain and fever relief for an entire day. The marketed oral medication must be taken every four to six hours. NexACT technology enables the patch to have a faster onset of action. This new patch incorporates NexACT with off patent non-steroidal anti-inflammatory drugs (NSAID). The worldwide market for pain treatments is estimated at $21 billion per year, with an annual projected growth rate of 7% to 8%.

BRONCHIAL ASTHMA PATCH (NM100100)

Because children with bronchial asthma are most at risk of attack during early morning hours, NM100100 is a new transdermal anti-asthma patch that potentially helps reduce this risk. The innovative once-a-day patch is applied at bedtime, and the medication becomes pharmacologically active during the morning low period and throughout the day. Conventional oral therapy can cause a number of unwanted side effects if given just before bedtime, particularly sleeplessness. The World Health Organization reports that between 100 and 150 million people worldwide suffer from bronchial asthma, a global market valued at between $7 and $10 billion annually.

NEXACT: EXTENDING PATENT LIFESPAN & BRAND EQUITY

For pharmaceutical companies, developing a new product is a long and expensive process. According to the Pharmaceutical Research and Manufacturers Association (PhrMA), the average cost to develop a major new drug grew from $138 million in 1975 to over $800 million in 2000. The risks involved in new drug development and approval processes are substantial as well. Only one out of every 5,000 screened compounds is approved as a new medicine, and only three of ten marketed drugs produce revenues that match or exceed the average cost of research and development. The investment in time is equally onerous. Economists at Tufts University estimate that it takes 10 to 15 years to develop a new drug, from the laboratory to approval by the FDA. Given these figures, it's obvious that drug development is an expensive business.

During the next decade, over $150 billion of brand-name drugs will come off patent. This represents a major loss of investment for the developers/marketers of successfully marketed products, as losing patent protection will open the competition to generic manufacturers. In this increasingly competitive marketplace, NexMed offers these pharmaceutical companies a novel technology to develop the next generation of products. A new topical product, incorporating NexACT with the drug compound of a product coming off patent, may fall under the multiple patent protection of the NexACT technology, potentially extending its patent lifespan and brand equity. As demonstrated with both Alprox-TD and Femprox, NexMed's proprietary delivery system can create entirely new products that provide innovative treatment options for patients where few exist today.

For many pharmaceutical companies, a partnership with NexMed may offer the twin advantages of our innovative technology and our growing drug development expertise. In 2003, for example, we reached new agreements with a number of leading mid-size Japanese pharmaceutical firms for the development of several new products with significant market potential.

To meet the future demands of potential projects and our anticipated commercial production requirements, NexMed has completed construction of a 31,500 square foot manufacturing facility located in East Windsor, N.J. We are currently in the process of validating the facility for Good Manufacturing Practice (GMP) compliance required by the FDA for our Alprox-TD application filing. Initially, we expect to use the facility to manufacture Alprox-TD and other NexACT-based products under development. Our pharmaceutical development laboratories located in Robbinsville, N.J. encompass 30,000 square feet, and are designed to conduct chemistry and manufacturing control, toxicology and pharmacology testing. Additionally, we relocated our patch technology research laboratory into a 5,200 square foot facility located in Monmouth Junction, N.J. where we conduct patch formulation, pilot manufacturing and evaluation testing.



In a competitive market, NexMed offers pharmaceutical manufacturers a novel technology that can help maintain their current product portfolios. As demonstrated with both Alprox-TD and Femprox, NexMed's proprietary delivery system can help create new products where few exist today.

Going forward, NexMed continues to discuss new applications of our technology with pharmaceutical companies of all sizes. We believe the value added benefits of NexMed's partnership strategy will become clearer as we continue to manage the development of products already in our pipeline. In 2004, our strategy is to conclude agreements with partners for Alprox-TD covering the U.S. and European markets. This product could demonstrate the power of our transdermal technology to penetrate markets now dominated by oral therapies. We continue to engage in discussions with potential partners for our nail fungal lacquer, a concept that is a natural fit for our technology. In addition to Alprox-TD our lead product in development, we hope to secure co-development partners for several other projects.

We will continue to market the advantages of our technology to all levels of the pharmaceutical industry. And while there is nothing predictable about the process of drug development, we believe that NexMed's proprietary technology can help pharmaceutical companies reduce their overall risk as well as the potential cost of development. The importance of streamlining the drug development process, and of offering drugs that fill the unmet medical needs of millions of patients worldwide, has never been greater. With our knowledge and expertise, we intend to aggressively seek partnerships with pharmaceutical and biotechnology firms to capitalize on these commercial opportunities.

MANAGEMENT Q & A



Y. Joseph Mo, Ph. D.
President and CEO

With many products going off patent during the next few years, how attractive is the business opportunity for NexMed to partner with other pharmaceutical companies and incorporate NexACT into their next generation of drug products?

The potential opportunity for NexMed is tremendous. It is estimated that approximately $150 billion of products are losing their patent protection during the next decade. Their developers and marketers are financially motivated to look at different ways to extend the patent lifespans and brand equity of their successful blockbuster products.

As evidenced by the diversity of our product portfolio, NexACT, our proprietary technology, is versatile and can be incorporated into different topical dosage forms for treating a wide-range of diseases. In addition, our NexACT-based products under development offer significant commercial potential, and are positioned for marketplaces that are unmet or unsatisfied. To fully capitalize on these opportunities, we have made the strategic decision to partner with successful pharmaceutical companies in the research, development and/or commercialization of these products.



Kenneth Anderson
Vice President
Commercial Development

What is the current competitive landscape for the erectile dysfunction and female sexual arousal markets?

For the erectile dysfunction market, there are currently three oral products approved and marketed: Viagra,® the "old reliable," is the gold standard. The two newcomers are Levitra,® which is being promoted for its rapid onset of action and Cialis,® dubbed "the weekend" drug because its effect can last up to 36 hours. The sale of Viagra® reached $1.9 billion last year and the product dominates the ED marketplace. However, analysts have projected that the market will continue to expand as promotions for Cialis® and Levitra® increase awareness about erectile dysfunction. So, where does Alprox-TD fit in?

We believe that Alprox-TD will be positioned as effective treatment for the ED patients who can't take oral medications (nitrate and alpha blocker users), who have failed on oral medications or who have experienced unacceptable side effects. Our product will also be suitable for those patients who want a treatment that works on demand or who just don't want to use an oral drug. All of these represent significant commercialization opportunities.

The competitive landscape for female sexual arousal disorder is very different from the ED market. There is currently no approved product even though industry estimates suggest that the female sexual dysfunction market is equal to or greater than its male counterpart. There are only a handful of products in development and it will be a number of years before any product is approved. We firmly believe the market potential represents a significant opportunity for us with Femprox and are very proud to be one of the pioneers in developing a viable topical treatment for FSAD.

Alprox-TD,® Femprox,® and NexACT® are trademarks of NexMed, Inc. Viagra® is registered trademark of Pfizer Inc., Levitra® is registered trademark of Bayer Pharmaceuticals Corp. and Cialis® is a registered trademark of Lilly ICOS LLC.



James Yeager, Ph.D.
Senior Vice President
Scientific Affairs

What is NexACT? How is it different from other drug delivery technologies?

NexACT is our platform transdermal drug delivery technology, which consists of chemical ingredients that when incorporated into topical formulations, enable the absorption of drugs through the skin, nail or mucus membranes. Most drugs cannot readily permeate through these tissues due to their highly efficient natural barrier properties. NexACT temporarily modifies the membranes so that active drug molecules can be rapidly absorbed from the formulation either for local action or for systemic effect.

The new NexACT ingredients are chemically similar to the biochemicals that make up the skin and thus are compatible with the skin. Several toxicology studies have shown that NexACT formulations can be repeatedly used over a long term without toxic effects to the skin. We have over 80 published articles, book chapters, presentations and patents on the technology.

NexACT's ability to enable a rapid and efficient absorption of the active drug is probably its most important advantage over other drug delivery technologies. This is especially important to drug developers who are looking for effective transdermal solutions to diseases currently treated with oral or injectable therapies. A drug that is effectively delivered topically often reduces or eliminates the systemic side effects that accompany oral and injectable medications.

This important attribute was key to our development of Alprox-TD. Our clinical studies have shown that Alprox-TD enables patients to achieve an erection within 15 minutes after applying the product to the tip of the penis. This rapid action is due to the fast absorption of the drug which is made possible by the effect of NexACT on the penile tissue. A new, easy to use and fast-acting transdermal therapy for erectile dysfunction is now possible due to the attributes of NexACT.



Vivian Liu
Vice President and CFO

How will NexMed continue to fund the development of its product pipeline?

2003 was a successful year of rebuilding for NexMed. We regained financial stability and made significant progress in advancing our products under development. The successful private placements that we completed during the year were a testament to our ability to execute our business plan. In 2004, we will continue to look for the right opportunities from the private and public markets and from our potential licensing and development partners, to further strengthen our financial framework.

With a late stage clinical pipeline, promising early-stage drug programs, and the validated NexACT drug delivery technology, we have a significant number of assists that we believe will enable us to continue to increase our overall capital resources and drive shareholder returns.

2004 OBJECTIVES

- We believe that the objectives we have set out for the next year are well within our strategic reach. In fact, we have begun to make notable progress in many of them. Most notably in finance, we have met our year-end objective of reducing the cost of conducting our business, and have put into place the structures and processes we believe are needed to build a world-class pharmaceutical company. We will continue to build on those accomplishments for the rest of 2004.

- We initiated a new relationship with UBS, a global banking leader, to advise us on the most effective methods of reaching our long-term financial goals. UBS can help us build a strong financial environment to conduct our business and to advance the pace of our products under development.

- We are currently engaged in late stage contractual negotiations with potential marketing partners for Alprox-TD for the U.S. and European markets, and we expect to complete these negotiations during 2004. While those talks are on-going, we will continue to advance towards completing the U.S clinical testing and begin preparing for the New Drug Application (NDA) filing for Alprox-TD. For Femprox, we initiated a 400-patient study with our Asian licensee in China. The results from this study will provide us with valuable clinical insight in the design of the next U.S. study for Femprox.

- In the coming year, we anticipate the successful filing of INDs for several of our product candidates and the initiation of their U.S. clinical development. Those include our anti-fungal nail lacquer, our transdermal treatment for early ejaculation, and our novel anti-emetic transdermal patch.

- In anticipation of global pharmaceutical market changes over the next several years, we will continue to aggressively seek out new co-development partnerships for our NexACT technology. These partnerships should help accelerate the growth and potential commercial success of our own pipeline, and increase shareholder value. Just as we managed to secure several research and development collaborations with Japanese companies in 2003, we hope to initiate new co-development agreements for the development of new products with global market potential well beyond Asia.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-22245

NEXMED, INC

(Exact Name of Registrant as Specified in Its Charter)

Nevada	**87-0449967**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

350 Corporate Boulevard, Robbinsville, NJ 08691
(Address of Principal Executive Offices)

(609) 208-9688
(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $.001	The Nasdaq National Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) ☑ Yes ☐ No

As of March 1, 2004 40,229,686 shares of the common stock, par value $.001, of the registrant were outstanding and the aggregate market value of the common stock held by non-affiliates, based upon the last sale price of the registrant's common stock on June 30, 2003, was approximately $116,788,706.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement to be delivered to our stockholders in connection with the Annual Meeting of Stockholders to be held on May 24, 2004 (the "2004 Proxy Statement") are incorporated by reference into Part III of this Report.

NEXMED, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2003

ITEMS IN FORM 10-K

PART I.

ITEM 1. BUSINESS.

Some of the statements contained in this Report discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements include statements regarding the intent, belief or current expectations of the Company and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. These risks and uncertainties include but are not limited to, those risks and uncertainties set forth under the heading "Factors That Could Affect Our Future Results" of Part I of this Report. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this Report, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

General

NexMed, Inc., (the "Company," which may be referred to as "we," "us," or "our") is a pharmaceutical and medical technology company. We develop and commercialize therapeutic products based on proprietary delivery systems. We are currently focusing our efforts on new and patented pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin.

Products & Technologies

We have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems. We, together with our subsidiaries, are focusing our efforts on new and patented pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin. The NexACT® transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT® technology would improve therapeutic outcomes and reduce dose requirement, dosing frequency, and systemic side effects that often accompany oral and injectable medications.

We intend to continue our efforts developing transdermal treatments including cream, gel, patch and tape, based on the application of NexACT® technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

We are focusing our application of the NexACT® technology to Alprox-TD® cream for the treatment of male erectile dysfunction. We have explored the application of the NexACT® technology to other drug compounds and delivery systems, and are in various stages of developing new treatments for female sexual arousal disorder, nail fungus, premature ejaculation, urinary incontinence, wound healing, pain and the prevention of nausea and vomiting associated with post-operative surgical procedures and cancer chemotherapy.

Alprox-TD® is an alprostadil-based cream treatment intended for patients with mild, moderate or severe erectile dysfunction. Our clinical studies have demonstrated that NexACT® enhancers promote the rapid absorption of alprostadil and improve clinical responses. In December 2002, we completed our two pivotal Phase 3 studies for Alprox-TD®, which tested over 1,700 patients at 85 sites throughout the U.S. The two pivotal studies were randomized, double-blind, placebo-controlled, and designed to confirm the efficacy and safety of Alprox-TD® in patients with varying degrees of erectile dysfunction. In June 2003 we announced positive results from these two pivotal Phase 3 studies. The side effects reported were mild to moderate, localized and transient.

We are currently engaged in discussions and contract negotiations with several pharmaceutical companies regarding possible strategic marketing partnership(s) for Alprox-TD®. If partnership arrangements are successfully completed, the partner(s) will obtain marketing rights for Alprox-TD® for certain markets, in exchange for milestone payments and other future payments to us. However, in each case consummation of the transaction is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

Prior to filing a new drug application for Alprox-TD®, we will be required to initiate a new long-term open-label safety study. We had previously initiated an open-label study, which was halted in November 2002 due to FDA concerns about results of our transgenic mice study. The duration of this study is 12 months. However, we have determined with the FDA that completion of the open-label study is not a prerequisite for our new drug application submission provided that the 12-month safety update on 100 patients is filed within four months after new drug application submission. We are required to have three hundred patients complete six months of testing in the study at the time of new drug application submission, and 100 patients must complete the 12-month study prior to new drug application approval.

In late 2003, we met with the FDA to evaluate our Alprox-TD® NDA package and to discuss possible product improvements. At that time, the FDA requested that we include a tolerance study of Alprox-TD® in female subjects as part of our new drug application submission. We are about to submit a plan for a 48-patient study to the FDA for their review and comment. Assuming that the FDA agrees with our plan, we intend to implement this plan concurrently with the open label study and complete it prior to the new drug application submission.

During the same meeting, we proposed to the FDA a new and improved formulation of Alprox-TD®, to include in our new drug application filing. The FDA has permitted us to switch to the new formulation if we conduct two bridging studies to confirm the efficacy of the new formulation. We intend to conduct these two studies concurrently with the open-label study and complete them prior to the new drug application filing. We also proposed to the FDA to conduct a study of Alprox-TD® in men who have failed with oral erectile dysfunction medication. Industry estimates indicate that a large number of patients who have tried oral erectile dysfunction medications have discontinued their use due either to failure to get a satisfactory response or for other reasons. This type of study is typically considered a Phase 4 or a post approval study. However, based on the positive response of FDA to this proposal, we are considering early initiation of the study so that its results can be incorporated into the new drug application.

The timeframe for us to complete these studies largely depends on our ability to obtain financing through a partnering agreement for Alprox-TD® or from other sources, and on FDA review. Assuming we begin patient enrollment for the long-term open-label study in March 2004, we anticipate that we will file the new drug application in the first half of 2005. However, this timeframe may change if we encounter any delay in financing, clinical testing or FDA review. If we are not able to successfully arrange financing through a partnering agreement or from other sources, we may be required to discontinue the development of Alprox-TD®. In addition, it is possible that we may not have successful clinical results or receive FDA approval on a timely basis, if at all.

In April 2002, Alprox-TD® was launched in Hong Kong under the Befar® trademark. The product, which has been selling in China since October 2001, is manufactured and marketed by a local affiliate of Vergemont International Limited, our Asian licensee. We receive from our Asian licensee royalty payments and payments for manufacturing supplies in connection with the distribution of Befar® in China and will receive such payments in other Asian markets once Befar® is approved for marketing in such other markets. The sale of Befar® has been slower than anticipated for several reasons. First, the switching of distributors by our Asian licensee in China and in Hong Kong during 2003 significantly disrupted sale of the product in the two markets. Secondly, Befar®, along with the currently approved oral erectile dysfunction product, are currently classified in China as controlled substances, and their distribution is limited to prescription by certain urologists and dispensing through hospitals. In addition, China has a limited number of patients who can afford erectile dysfunction treatments. In December 2002 and February 2003, our Asian licensee entered into licensing agreements for two of our NexACT®-based products, with CJ Pharmaceuticals, one of the five largest pharmaceutical companies in South Korea. Its parent company, CJ Corporation, is a $7 billion conglomerate in South Korea. Pursuant to the terms of the agreement, CJ Pharmaceuticals will develop, file for regulatory approval, market and distribute Befar® and Femprox® in South Korea.

We have explored the application of the NexACT® technology to other drug compounds and delivery systems. The furthest advanced of these products is Femprox®, which is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed one Phase 2 study for Femprox® and intend to continue with its U.S. clinical development pending the availability of a partnering agreement. We anticipate that during 2004 we will file at least one Investigational New Drug application with the FDA for another NexACT®-based product under development and commence Phase 1 clinical testing of that product in the U.S.

We are also working with various pharmaceutical companies to explore the introduction of NexACT® into their existing drugs as a means of developing new patient-friendly products and extending patent lifespans. In 2003, we entered into a series of R&D agreements with Japanese pharmaceutical companies to develop new treatments based on our NexACT® technology.

In November 2003, the Company entered into an agreement with a Japanese pharmaceutical company whereby NexMed will provide contract development services for an innovative topical treatment for a form of herpes. The Company received $100,000 as a signing payment, of which, it has recognized revenue of approximately $13,000 in 2003 and has deferred approximately $87,000 in revenue that is expected to be recognized upon completion of the first phase of development in the first quarter of 2004. Pending the satisfactory completion of certain milestones, the Company expects to receive additional payments from the development partner.

In November 2003, the Company entered into an R&D agreement with a Japanese pharmaceutical company to develop a new local anesthetics gel designed for pain relief associated with dental procedures, superficial skin surgery and skin graft harvesting, and needle insertions. Pursuant to the terms of the agreement, the Company retains the rights to manufacture and commercialize the new product worldwide except in Japan. The Company recognized revenue of approximately $5,000 in 2003 and has deferred approximately $41,000 in revenue that is expected to be recognized upon completion of the first phase of development in the first quarter of 2004. Pending the satisfactory completion of certain milestones, the Company expects to receive additional payments from the development partner.

In October 2003, the Company entered into an R&D agreement with a Japanese Pharmaceutical company to develop a tape/patch treatment for chronic pain. Pursuant to the terms of the agreement, the Company retains the rights to manufacture and commercialize the new product worldwide except in Japan. The Company recognized revenue of approximately $21,000 in 2003. The Company completed the first phase of development but the development partner decided to suspend all remaining development work on this project due to new regulatory developments in Japan. As such, there will be no additional revenue from the Japanese pharmaceutical company should the Company continue to develop this product further.

In August 2003, the Company entered into an R&D agreement with a Japanese pharmaceutical company to develop NM 20138, a new once-a-day patch treatment for bronchial asthma, which incorporates an off-patent anti-asthmatic drug compound and the NexACT® technology. Pursuant to the terms of the agreement, the Company retains the rights to manufacture and commercialize the new product worldwide except in Japan. The Company recognized revenue of approximately $21,000 in 2003. The Company completed the first phase of development but the partner elected not to take the project to the next stage of development due to proprietary reasons. As such, there will be no additional revenue from the Japanese pharmaceutical company should the Company continue to develop this product further.

In August 2002, the Company entered into a research and development agreement with a Japanese pharmaceutical company. Pursuant to the terms of this agreement, the Company was to develop a new tape/patch treatment for urinary dysfunction which incorporates the Japanese partner's proprietary drug compound with the NexACT® technology. Pursuant to the terms of the agreement, the Company retains the rights to manufacture and commercialize the new product worldwide except in Japan. The Company recognized revenue of approximately $42,000 and $85,000 in 2003 and 2002 respectively. The Company completed the first phase of development and the Japanese pharmaceutical company elected not to take the project to the next stage of development due to proprietary reasons. As such, there will be no additional revenue from the Japanese pharmaceutical company should the Company continue to develop this product further.

We anticipate that we will enter into additional R&D agreements during the next twelve months but we cannot assure you that we will be able to conclude any arrangement on a timely basis, if at all, or on terms acceptable to us.

Segment and Geographic Area Information

You can find information about our business segment and geographic areas of business in Note 16 of the Notes to Consolidated Financial Statements.

Employees

As of March 1, 2004, we had 48 full time employees, 9 of whom have Ph.D degrees, 4 of whom are executive management and 31 of whom are engaged in research and development activities. We also rely on a number of consultants. None of our employees is represented by a collective bargaining agreement. We believe that we have a good relationship with our employees.

Executive Officers

The Executive Officers of the Company are set forth below.

Name	Age*	Title
Y. Joseph Mo, Ph.D.	56	Chairman of the Board of Directors, President and Chief Executive Officer
James L. Yeager, Ph.D.......	57	Director, Senior Vice President, Scientific Affairs
Vivian H. Liu	42	Vice President, Chief Financial Officer and Secretary
Kenneth F. Anderson	57	Vice President, Commercial Development

* As of February 29, 2004

Y. Joseph Mo, Ph.D., is, and has been since 1995, our Chief Executive Officer and President and Chairman and a member of our board of directors. His current term as member of our board of directors expires in 2005. Prior to joining us in 1995, Dr. Mo was President of Sunbofa Group, Inc., a privately-held investment consulting company. From 1991 to 1994, he was President of the Chemical Division, and from 1988 to 1994, the Vice President of Manufacturing and Medicinal Chemistry, of Greenwich Pharmaceuticals, Inc. Prior to that, he served in various executive positions with several major pharmaceutical companies, including Johnson & Johnson, Rorer Pharmaceuticals, and predecessors of Smithkline Beecham. Dr. Mo received his Ph.D. in Industrial and Physical Pharmacy from Purdue University in 1977.

James L. Yeager, Ph.D., is, and has been since December 1998, a member of the Board of Directors and, since January 2002, Senior Vice President for Scientific Affairs. His current term as member of our board of directors expires in 2005. From June 1996 through December 2001, Dr. Yeager served as the Company's Vice President of Research and Development and Business Development. Before joining the Company, Dr. Yeager was Vice President of Research and Development at Pharmedic Company. From 1979 to 1992, Dr. Yeager held various positions with Abbott Laboratories and Schiaparelli-Searle. Dr. Yeager received his Ph.D. in Industrial and Physical Pharmacy from Purdue University in 1978.

Vivian H. Liu is, and has been, our Vice President of Corporate Affairs and Secretary since September 1995 and Chief Financial Officer since January 2004. In 1994, while we were in a transition period, Ms. Liu served as our Chief Executive Officer. From September 1995 to September 1997, Ms. Liu was our Treasurer. From 1985 to 1994, she was a business and investment adviser to the government of Quebec and numerous Canadian companies with respect to product distribution, technology transfer and investment issues. Ms. Liu received her MPA in International Finance from the University of Southern California and her BA from the University of California, Berkeley.

Kenneth F. Anderson is and has been, our Vice President of Commercial Development since November 2000. Mr. Anderson has extensive experience in the pharmaceutical industry. From 1997 to September 2000, Mr. Anderson was Senior Vice President, Director of Strategy and Business Development for Harrison Wilson & Associates, a consulting and marketing firm specializing in healthcare products and services. From 1980 to 1997, Mr. Anderson was at Bristol-Myers Squibb where he served in various management positions, including Senior Manager for Marketing and Director for Worldwide Business Development. From 1969 to 1979, Mr. Anderson was with Parke-Davis, a division of Warner Lambert. Mr. Anderson received his BA from Boston University.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http://www.nexmed.com. We make available free of charge on our internet website address our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's website at http://www.sec.gov.

FACTORS THAT COULD AFFECT OUR FUTURE RESULTS

RISKS RELATED TO THE COMPANY

We have a need for additional financing.

We are currently continuing with the development of Alprox-TD®, but have put on hold the development of Femprox® and other pipeline products, pending the availability of additional financing. Our cash position as of March 2, 2004 is approximately $7.5 million, following successful completion of a private placement in December 2003 of Convertible Notes, yielding net proceeds to us of approximately $6 million. We have been actively seeking financing from the sale of equity or issuance of debt from private and public sources as well as from collaborative licensing and/or marketing arrangements with third parties, and since December 31, 2002, we have raised approximately $26.1 million net through the sale of Preferred Stock, the exercise of warrants to purchase shares of our common stock and the issuance by the Company of notes, Common Stock and warrants to purchase shares of Common Stock. Our anticipated cash requirements for Alprox-TD® through the new drug application filing in the first half of 2005, including completion of an open-label study, is expected to be approximately $20 million. Initiation, but not completion of the open-label study is a prerequisite for our new drug application submission. There is no assurance that we will be successful in obtaining financing on acceptable terms, if at all. If additional financing cannot be obtained on reasonable terms, future operations may need to be scaled back or discontinued.

We continue to incur operating losses.

Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar® in Asia and our existing research and development agreement with the Japanese partner, and have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $85,221,535 since our inception. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in manufacturing, distributing and marketing our proposed products.

Our independent accountants have doubt as to our ability to continue as a going concern for a reasonable period of time.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent auditors have concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have modified their report in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is based on our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products, and we may never operate profitably in the future.

We will need significant additional funding to continue with our research and development efforts.

Our research and development expenses for the years ended December 31, 2003, 2002 and 2001, were $8,439,340, $21,615,787 and $12,456,384, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, we have spent $59,134,688 on research and development. While our expenses for research and development were significantly lower in 2003 than in 2002, we expect them to increase significantly in 2004. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance the development of our products unless we raise additional cash through financing from the sale of our securities and/or through partnering agreements. If we are successful in entering partnering agreements for our products under development, we will receive milestone payments, which will offset some of our research and development expenses.

As indicated above, our anticipated cash requirements for Alprox-TD® through the new drug application filing in the first half of 2005, including completion of an open-label study, will be approximately $20 million. Initiation, but not completion of the open-label study is a prerequisite for our New Drug Application filing.

We will also need significant funding to pursue our overall product development plans. In general, our products under development will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. The research and development activities we conduct may not be successful; our products under development may not prove to be safe and effective; our clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed. Commercial sales of our products cannot begin until we receive final FDA approval. The earliest time for such final approval of the first product which may be approved, Alprox-TD®, is sometime in late 2005. We intend to focus our current development efforts on the Alprox-TD® cream treatment, which is in the late clinical development stage.

We willl need to partner to obtain effective sales, marketing and distritution.

We currently have no sales force or marketing organization and will need, but may be unable to attract or afford qualified or experienced marketing and sales personnel. In addition, we will need to secure a marketing partner who is able to devote substantial marketing efforts to achieve market acceptance for our proprietary products under development. The marketing partner will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and international distributors and marketing partners and (2) an effective internal marketing organization. We are currently engaged in discussions and contract negotiations with several pharmaceutical companies regarding possible strategic marketing partnership(s) for the Alprox-TD® cream. However, in each case consummation of the transaction is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

In Asia, our subsidiary, NexMed International Limited, and our Asian licensee, Vergemont International Limited, entered into a license agreement in 1999 pursuant to which (1) Vergemont International Limited has an exclusive right to manufacture and market in Asian Pacific countries, our Alprox-TD® Femprox® and three other of our proprietary products under development, and (2) we receive a royalty on sales and supply, on a cost plus basis, the NexACT® enhancers that are essential in the formulation and production of our proprietary products. In 2003, we recorded very limited payments from our Asian licensee for royalties on sales of Befar® in China and Hong Kong and for manufacturing supplies purchased from us.

Pre-clinical and clinical trials are inherently unpredictable. If we do not successfully conduct these trials, we may be unable to market our products and our revenues may decline.

Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. Our future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

Patents and intellectual property rights are important to us but could be challenged.

Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have sought and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others.

We have nine U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT® -based products under development, such as Alprox-TD®, Femprox®, and our non-steroidal anti-inflammatory cream. To further strengthen our global patent position with respect to our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

The following table identifies our nine U.S. patents issued for NexACT® technology and/or our NexACT-based products under development, and the year of expiration for each patent:

Patent Name	Expiration Date
Biodegradable Absorption Enhancers	2008
Biodegradable Absorption Enhancers	2009
Compositions and Methods for Amelioration of Human Female Sexual Dysfunction	2017
Topical Compositions for PGE1 Delivery	2017
Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery	2017
Medicament Dispenser	2019
Crystalline Salts of dodecyl 2-(N, N-Dimethylamino)	2019
Topical Compositions Containing Prostaglandin E_1	2019
Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

There have been patents issued to other companies such as Vivus, Inc. and MacroChem Corporation on the use of alprostadil for the treatment of male or female sexual dysfunction. While we believe that our patents would prevail in any potential litigation, we can provide no assurance that the holders of these competing patents will not commence a lawsuit against us or that we would prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

We depend upon third party manufacturers for our chemical manufacturing supplies.

In 2002, we completed the construction of a 31,500 square foot industrial facility, located in East Windsor, New Jersey, which we are in the process of developing and validating as a manufacturing facility designed to meet the Good Manufacturing Practice (GMP) standards as required by the FDA. We anticipate that our manufacturing facility will have the capacity to meet our anticipated needs for full-scale commercial production. Initially, we are utilizing the facility to manufacture Alprox-TD® and other NexACT®-based products under development for continuing clinical testing purposes. We are also validating the facility for GMP compliance, which is a requirement for our new drug application filing with the FDA. If we do not successfully pass the Pre-Approved Inspection conducted by the FDA, our new drug application filing will be delayed.

We depend on third party chemical manufacturers for alprostadil, the active drugs in Alprox-TD® and in other NexACT-based products under development, and for the supply of our NexACT® enhancers that are essential in the formulation and production of our products, on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient qualities, our results would suffer, as we would encounter costs and delays in revalidating new third party suppliers.

We face severe competition.

We are engaged in a highly competitive industry. We expect increased competition from numerous existing companies, including large international enterprises, and others entering the industry. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. In addition, products developed by our competitors may be more effective than our products.

Certain treatments for erectile dysfunction, such as needle injection therapy, vacuum constriction devices, penile implants, transurethral absorption and oral medications, currently exist, have been approved for sale in certain markets and are being improved. Currently known products for the treatment of erectile dysfunctiondeveloped or under development by our competitors include the following: (1) Caverject®, Pfizer's needle injection therapy; (2) Viagra®, Pfizer, Inc.'s oral product to treat ED; (3) Cialis®, an oral formulation marketed in the U.S. through a joint venture between ICOS and Eli Lilly & Co; (4) Levitra®, an oral medication marketed through a collaborative effort of Bayer AG and GlaxoSmithKline, Inc and (5) Muse®, Vivus, Inc.'s device for intra-urethral delivery of a suppository containing alprostadil. In addition, the following products are currently under development: (1) Topiglan®, a topical treatment containing alprostadil based on a proprietary drug delivery system under development by MacroChem Corporation; (2) PT-141, an intra-nasal treatment containing a new peptide under development by Palatin Technologies; (3) an intranasal apomorphine treatment under development by Nastech.

We are the subject of several lawsuits and may be subject to potential product liability and other claims, creating risk and expense.

We have been the subject of a number of lawsuits. On March 22, 2003, five former employees filed a lawsuit in the Superior Court of New Jersey against the Company, Y. Joseph Mo, and Administaff (the co-employer who until December 31, 2003, provided the Company's benefits), claiming their termination at the time of the November 2002 lay-off was due to age discrimination and seeking unspecified damages. This complaint is covered by a labor insurance policy the Company maintained through Administaff and the insurance company has appointed counsel.

Another lawsuit was filed with the Superior Court of New Jersey on April 1, 2003 by one of the above five employees against the Company for an unspecified bonus amount that he believes he should have received upon completion of the construction of the Company's East Windsor facility. The Company has engaged counsel to defend its position.

On December 29, 2003, a consultant previously engaged by the Company filed a suit in the Superior Court of New Jersey, Chancery Division: Mercer County, which subsequently was removed to the United States District Court for the District of New Jersey, alleging a breach by the Company of a consulting agreement entered into with that consultant in January 2003. The plaintiff alleged that the Company failed to issue certain warrants provided for under that agreement, which the Company terminated in April 2003. The complaint did not specify any particular amount of monetary risk and expense damages. The Company has engaged counsel to defend its position.

The Company intends to defend itself vigorously against the above mentioned claims and believes it has valid defenses; however, each of the cases is still in the preliminary stages and the likely outcomes can not be predicted, nor can a reasonable estimate of the amount of loss, if any, be made.

We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and $3 million in total, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

INDUSTRY RISKS

We are subject to numerous and complex government regulations which could result in delay and expense.

Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before we market any products we develop, we must obtain FDA and comparable foreign agency approval through an extensive clinical study and approval process.

The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period of from 12 months to several years. Upon completion of Phase 3 studies, a new drug application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

Our failure to obtain requisite governmental approvals timely or at all would delay or preclude us from licensing or marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

Because we intend to sell and market our products outside the U.S., we will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. Our failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if we succeed in bringing one or more products to market, reimbursement to consumers may not be available or sufficient to allow us to realize an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

We are vulnerable to volatile market conditions.

The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our common stock.

RISKS RELATED TO OWNING OUR COMMON STOCK

We do not expect to pay dividends on our commons stock in the foreseeable future.

Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

We may issue additional shares of our capital stock that could dilute the value of your shares of common stock.

We are authorized to issue 90,000,000 shares of our capital stock, consisting of 80,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 is designated as Series A Junior Participating Preferred Stock. As of December 31, 2003, 40,123,127 shares of our Common Stock were issued and outstanding and 13,609,955 shares of our Common Stock were issuable upon the exercise of options, warrants, or other convertible securities. There were no shares of Preferred Stock outstanding at December 31, 2003. In light of our need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, certain warrants provide (with certain exceptions) for an adjustment of the exercise price if we issue shares of common stock at prices lower than the exercise price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our common stock is lower than the exercise price, or if we need to provide a new equity investor with a discount from the then prevailing market price, the exercise price will be reduced and the dilution to shareholders increased.

ITEM 2. PROPERTIES.

We currently have our principal executive offices and laboratories in Robbinsville, NJ. We lease approximately 24,000 square feet of space for $25,000 per month pursuant to a lease which expires in February 2006. We also lease approximately 5,000 square feet of laboratory space in Monmouth Junction, NJ for $12,035 per month pursuant to a lease which expires in April 2006.

We own our 31,500 square foot manufacturing facility in East Windsor, New Jersey. We purchased the facility for $2.2 million and have invested approximately $7.2 million for construction, equipment and FDA Good manufacturing practices ("GMP") development.

NexMed International Limited subleases 1,000 square feet of office space in Hong Kong for $3,000 per month pursuant to a month-to-month arrangement.

ITEM 3. LEGAL PROCEEDINGS.

On March 22, 2003, five former employees filed a lawsuit in the Superior Court of New Jersey against the Company, Y. Joseph Mo, and Administaff (the co-employer who until December 31, 2003, provided the Company's benefits), claiming their termination at the time of the November 2002 lay-off was due to age discrimination and seeking unspecified damages. This complaint is covered by a labor insurance policy the Company maintains through Administaff and the insurance company has appointed counsel.

Another lawsuit was filed with the Superior Court of New Jersey on April 1, 2003 by one of the above five employees against the Company for an unspecified bonus amount that he believes he should have received upon completion of the construction of the Company's East Windsor facility. The Company has engaged counsel to defend its position.

On December 29, 2003, a consultant previously engaged by the Company filed a suit in the Superior Court of New Jersey, Chancery Division: Mercer County, which subsequently was removed to the United States District Court for the District of New Jersey, alleging a breach by the Company of a consulting agreement entered into with that consultant in January 2003. The plaintiff alleged that the Company failed to issue certain warrants provided for under that agreement, which the Company terminated in April 2003. The complaint did not specify any particular amount of monetary risk and expense damages. The Company has engaged counsel to defend its position.

The Company intends to defend itself vigorously against the above mentioned claims and believes it has valid defenses; however, each of the cases is still in the preliminary stages and the likely outcomes can not be predicted, nor can a reasonable estimate of the amount of loss, if any, be made.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There was no submission of matters to a vote of security holders.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our Common Stock is traded on the NASDAQ National Market System (the "NASDAQ") under the symbol "NEXM."

The following table sets forth the range of the high and low sales prices as reported by the NASDAQ for the period from January 1, 2002 to December 31, 2003.

	Price of Common Stock ($)	
	High	Low
Fiscal Year Ended December 31, 2002		
First Quarter	5.150	2.100
Second Quarter	5.250	2.300
Third Quarter	2.730	1.540
Fourth Quarter	1.990	0.350
Fiscal Year Ended December 31, 2003		
First Quarter	2.200	0.750
Second Quarter	5.250	1.090
Third Quarter	4.830	2.560
Fourth Quarter	5.650	3.350

On March 1, 2004, the last reported sales price for our Common Stock on the NASDAQ was $3.38 per share, and we had 224 holders of record of our Common Stock.

Dividends

We have never paid cash dividends on our Common Stock and do not have any plans to pay cash dividends in the foreseeable future. Our board of directors anticipates that any earnings that might be available to pay dividends will be retained to finance our business.

Recent Sales of Unregistered Securities

On December 12, 2003, the Company issued convertible notes (the "2003 Notes") with a face value of $6 million. The 2003 Notes are payable on May 31, 2007 and are collateralized by the Company's manufacturing facility in East Windsor, New Jersey. The Notes are initially convertible into shares of the Company's common stock at a conversion price equal to $6.50 per share (923,077 shares). The conversion price will be adjusted on June 14, 2004 to the volume weighted average price of the Company's stock over the six month period beginning December 15, 2003 and ending on June 14, 2004 but will be no greater than $6.50 and no less than $5.00. Interest accretes on the Notes on a semi-annual basis at a rate of 5% per annum, and the Company may pay such amounts in cash or by effecting the automatic conversion of such amount into the Company's common stock at a 10% discount to the then average market prices. The Notes were issued pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933. We received $6 million in gross proceeds, which have been and are being used to fund general corporate overhead expenses and ongoing U.S. clinical studies.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein.

Income Statement Data	For the years ended December 31,				
	2003	2002	2001	2000	1999
Revenue					
Product sales and royalties	$ 6,206	$ 63,417	$ 68,089	0	$ 1,491,746*
Research and development fees	$ 104,537	$ 84,611	0	0	0
Net Loss	$(17,233,566)	$(27,641,519)	$(16,174,861)	$(8,720,553)	$(2,490,600)
Basic and Diluted Loss per Share	$ (0.60)	$ (1.03)	$ (0.63)	$ (0.40)	$ (0.18)
Weighted Average Common Shares Outstanding Used for Basic and Diluted Loss per Share	33,649,774	26,937,200	25,486,465	21,868,267	13,724,052

Balance Sheet Data	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31 1999
Total Assets	$23,133,679	$14,140,127	$27,314,713	$39,989,682	$7,633,333
Total Long Term Liabilities	$ 7,335,877	$ 5,782,518	$ 724,577	$ 0	$ 0
Stockholders' Equity	$12,723,408	$ 3,223,492	$24,107,865	$38,744,175	$6,909,739

* Represents revenues from a joint-venture manufacturing facility in China which NexMed sold in 1999.

We do not have any off-balance sheet arrangements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

General

We are focusing our application of the NexACT® technology to Alprox-TD® cream for the treatment of male erectile dysfunction. We have explored the application of the NexACT® technology to other drug compounds and delivery systems, and are in various stages of developing new treatments for female sexual arousal disorder, nail fungus, premature ejaculation, urinary incontinence, wound healing, and the prevention of nausea and vomiting associated with post-operative surgical procedures and cancer chemotherapy.

We intend to (1) pursue our research, development, and marketing activities and capabilities, both domestically and internationally, with regard to our proprietary pharmaceutical products and (2) execute a business strategy with the goal of achieving a level of development sufficient to enable us to attract potential strategic partners with resources sufficient to further develop and market our proprietary products.

Liquidity and Capital Resources

We have experienced net losses and negative cash flow from operations each year since our inception. Through December 31, 2003, we had an accumulated deficit of $85,221,535. Our operations have principally been financed through private placements of equity securities and debt financing. Funds raised in past periods should not be considered an indication of additional funds to be raised in any future periods.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent accountants have concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have modified their report in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is based on our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products. There can be no assurance that we can be operated profitably in the future.

On April 22, 2003, we closed a private placement of our securities and raised $8 million in gross proceeds. We sold 800 shares of newly issued convertible preferred stock, with each preferred share initially convertible into approximately 6,375 shares of the Company's common stock (or an aggregate of 5,100,089 shares of common stock). Each preferred share had a purchase price of $10,000 and included a warrant to purchase approximately 5,499 shares of our common stock at a price of $1.43 per share. On August 1, 2003, we issued a notice of mandatory conversion to the holders of the preferred stock, as a result of which all of the outstanding shares of preferred stock were automatically converted into 5,100,089 shares of common stock. Thus, as of September 30 2003, no shares of series B preferred stock remained outstanding.

On July 2, 2003, we closed a private placement of our common stock at $3.60 per share and received $10.5 million in gross proceeds. Pursuant to the placement agreement, we issued a total of 2,916,669 shares of common stock and four-year warrants to purchase 1,020,832 shares of our common stock at $5.04 per share to twelve accredited investors. One third of the warrants will be callable by us if the market price of our common stock closes above $10.00 for seven consecutive trading days.

On December 12, 2003, the Company issued convertible notes (the "Notes") with a face value of $6 million. The Notes are payable on May 31, 2007 and are collateralized by the Company's manufacturing facility in East Windsor, New Jersey. The Notes are initially convertible into shares of the Company's common stock at a conversion price initially equal to $6.50 per share (923,077 shares). The conversion price will be adjusted on June 14, 2004 to the volume weighted average price of the Company's stock over the six month period beginning December 15, 2003 and ending on June 14, 2004 but will be no greater than $6.50 and no less than $5.00. Interest accretes on the Note on a semi-annual basis at a rate of 5% per annum, and the Company may pay such amounts in cash or by effecting the automatic conversion of such amount into the Company's common stock at a 10% discount to the then average market prices.

At December 31, 2003, we recorded significantly more non-cash interest expense charges from convertible notes, including the write-off of the discount attributable to the $5 million convertible notes converted to common stock in 2003.

At December 31, 2003, we had $1,482,426 in prepaid expenses and other assets primarily as a result the initial deposits made to an independent clinical research organization for the planned clinical studies for Alprox-TD®.

At December 31, 2003, we had $1,273,303 in payroll related liabilities as compared to $354,992 at December 31, 2002. The increase is attributable to 2003 bonuses of $1,074,400 which were accrued in 2003 and which we plan to pay in 2004.

A significant portion of our accounts payable and accrued expenses at December 2002 were incurred as a result of the Phase 3 trials for Alprox-TD® which were completed in December 2002. In 2003, we paid all of these accounts payable and accrued expenses upon completing the financing transactions discussed above.

At December 31, 2003, we had cash and cash equivalents, certificates of deposit and investments in marketable securities of approximately $10.98 million as compared to $1.57 million at December 31, 2002. To date, we have spent approximately $63.4 million on the Alprox-TD® development program, and anticipate that we will spend approximately an additional $20 million to complete the clinical program and file the new drug application for Alprox-TD®.

We have spent approximately $9.4 million in total for the land, building, manufacturing and lab equipment, and GMP development as related to our East Windsor manufacturing facility and estimate that an additional $2 million, approximately, will be spent prior to the FDA pre-approval inspection for the facility. We intend to initiate additional clinical studies for Femprox® and other NexACT®-based products, pending the availability of financing.

The timeframe for us to complete the planned clinical studies for Alprox-TD® largely depends on our ability to obtain financing through a partnering agreement for Alprox-TD® or from other sources, and on the FDA review process. Assuming we begin patient enrollment for the long-term open-label safety study during March 2004, we anticipate that we will file the new drug application in first half of 2005. However, this timeframe may change if we encounter any delay in financing, clinical testing or FDA review. In addition, it is possible that we may not have successful clinical results or receive FDA approval on a timely basis, if at all.

We lease office space and research facilities under operating lease agreements expiring through 2005. We also lease equipment from GE Capital under capital leases expiring through 2006 (Note 7 of the Financial Statements). The following table summarizes our contractual obligations and the periods in which payments are due as of December 31. 2003:

Contractural Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt *	$ 6,000,000	$ 0	$ 0	$6,000,000	$ 0
Capital lease obligations	1,949,365	1,017,450	931,915	0	0
Operating leases	1,049,211	476,910	572,301	0	0
Purchase obligations **	11,652,090	7,803,060	3,849,030	0	0
Other long-term liabilities***	2,625,000	0	0	0	2,625,000
Total	$23,275,666	$9,297,420	$5,353,246	$6,000,000	$2,625,000

* Long-term debt consists of two notes that are convertible to common stock at the option of the noteholders.

** Purchase obligations consists of clinical research agreements that can be cancelled at any time with thirty days notice. The penalty for our cancellation of the agreements is 10% of the oustanding contract amount at the time of cancellation.

*** Represents the fully vested payments to be made according to a deferred compensation agreement. The partially vested present value of $458,000 of this obligation is reflected on our balance sheet in other long term liabilities.

In February 2001, we entered into a financial arrangement with GE Capital Corporation for a line of credit, which provided for the financing of up to $5 million of equipment (i) for our new East Windsor, NJ manufacturing facility and (ii) for our expanded corporate and laboratory facilities in Robbinsville, NJ. Equipment financed through this facility was in the form of a 42-month capital lease. As of December 31, 2002, we had financed $1,113,459 of equipment purchases under the GE credit line. The $5 million credit line expired in March 2002, and as of December 31, 2003, there was an outstanding balance due GE of $407,494 under this facility. This balance is payable in monthly installments through various dates in 2004 and is reflected in the above table under capital lease obligations.

In January 2002, GE approved a new credit line, which provided for the financing of up to $3 million of equipment and expired on December 31, 2002. During 2002, the Company accessed $1,111,427 of the credit line. As of December 31, 2003, there was an outstanding balance due GE of $694,718 under the January 2002 facility. Balances due are payable in 42 monthly installments from the date of take-down and is reflected in the above table under capital lease obligations. The $3 million credit line expired on December 31, 2002.

In July 2003, GE approved a new credit line, which expires in July 2004 and provides for the financing of up to $1.85 million of equipment. During 2003, the Company accessed $738,731 of the credit line. As of December 31, 2003, there was an outstanding balance due GE of $674,526 under the July 2003 facility, payable in 36 monthly installments from the date of take-down and is reflected in the above table under capital lease obligations.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Note 2 in the Notes to the Condensed Consolidated Financial Statements, includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Our accounting policies affect our more significant judgments and estimates used in the preparation of its financial statements. Actual results could differ from these estimates. The following is a brief description of the more significant accounting policies and related estimate methods that we follow:

Income Taxes—In preparing our financial statements, we make estimates of our current tax exposure and temporary differences resulting from timing differences for reporting items for book and tax purposes. We recognize deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Critical Estimate: In consideration of our accumulated losses and lack of historical ability to generate taxable income to utilize our deferred tax assets, we have estimated that we will not be able to realize any benefit from our temporary differences and have recorded a full valuation allowance. If we become profitable in the future at levels which cause management to conclude that it is more likely than not that we will realize all or a portion of the net operating loss carry-forward, we would immediately record the estimated net realized value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to our combined federal and state effective rates, which would be approximately 40% under current tax laws. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period.

Long-lived assets—We review for the impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. We have not identified any such impairment losses.

Critical Estimate: Estimated undiscounted future cash flows are based on sales projections for our products under development for which the long-lived assets are used. In 2003, we performed a review for impairment of our manufacturing facility based on projections of sales of our product candidates, for which the facility is anticipated to be ultimately utilized. Overestimating the future cash flows resulting from the commercialization of Alprox TD® may lead to overstating the carrying value of the manufacturing facility by not identifying an impairment loss.

Revenue recognition—Revenues from product sales are recognized upon delivery of products to customers, less allowances for returns and discounts. Royalty revenue is recognized upon the sale of the related products, provided the royalty amounts are fixed or determinable and the amounts are considered collectible. Revenues earned under research and development contracts are recognized in accordance with the cost-to-cost method outlined in Staff Accounting Bulletin No. 101 whereby the extent of progress toward completion is measured on the cost-to-cost basis; however, revenue recognized at any point will not exceed the cash received. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract would be made. All costs related to these agreements are expensed as incurred and classified within "Research and development" expenses in the Condensed Consolidated Statement of Operations and Comprehensive Income.

Critical Estimate: In calculating the progress made toward completion of a research contract, we must compare costs incurred to date to the total estimated cost of the project. We estimate the cost of any given project based on our past experience in product development as well as the past experience of our research staff in their areas of expertise. Underestimating the total cost of a research contract may cause us to accelerate the revenue recognized under such contract. Conversely, overestimating the cost may cause us to delay revenue recognized.

Research and development—Research and development expenses include costs directly attributable to the conduct of our research and development, including salaries, payroll taxes, employee benefits, materials, supplies, depreciation on and maintenance of research equipment, costs related to research and development fee agreements, the cost of services provided by outside contractors, including services related to our clinical trials, clinical trial expenses, the full cost of manufacturing drugs for use in research, pre-clinical and clinical development, and the allocable portion of facility costs.

Comparison of results of operations between the years ended December 31, 2003 and 2002.

Revenues. We recorded revenues of $110,743 during the twelve months of operations in 2003 as compared to $148,028 during the same period in 2002. The 2003 revenues consisted of $6,206 in royalties on sales received from our Asian licensee and $104,537 of revenue recognized on our research and development agreements with Japanese pharmaceutical companies. During 2003, we received an additional $128,708 from research and development agreements with Japanese pharmaceutical companies, which we expect to recognize as revenues in 2004 when we have completed the first phase of development. The sale of Befar® in Asia has been slower than anticipated due to several reasons. Firstly, the changing of distributors by our Asian licensee in China and in Hong Kong during 2003 significantly disrupted sale of the product in the two markets. Secondly, Befar®, along with the currently approved oral erectile dysfunction product, are currently classified in China as controlled substances, and their distribution is limited to prescription by certain urologists and dispensing through hospitals. In addition, China has a limited number of patients who can afford erectile dysfunction treatments.

Cost of Products Sold. Our cost of products sold was nil and $27,030 in 2003 and 2002, respectively and is attributable to our cost for the manufacturing supplies sold to our Asian licensee for the production of Befar® in China. Our Asian licensee had a sufficient inventory of the manufacturing supplies during 2003.

Research and Development Expenses. Our research and development expenses for 2003 and 2002 were $8,439,340 and $21,615,787, respectively. Research and development expenses attributable to Alprox-TD® and Femprox® for 2003 were $2,885,020 and $35,699, respectively with the balance attributable to NexACT® technology based products and indirect overhead related to research and development, as compared to approximately $15,835,000 and $642,000, respectively in 2002. The significant decrease is attributable to the completion of the costly Phase 3 trials for Alprox-TD® in December 2002 and a significant reduction in expenses and non-essential personnel under our cash conservation program implemented in November 2002. The significant decrease in research and development expenses was partially offset by an expense of $418,933 in 2003 for bonuses to be paid in 2004 to employees. Research and development expenses include all costs associated with our research and development agreements. We anticipate that total research and development spending in 2004 will increase significantly with the completion of the remaining clinical studies which will cost approximately $20 million and the anticipated filing of the new drug application for Alprox-TD in the first half 2005; the increase in efforts and resources on the application of the NexACT® technology to other drug compounds and delivery systems for the development of new products; and the filing of Investigational New Drug applications for some of the NexACT®-based products under development which would include the initiation of Phase 1 and 2 clinical studies in the U.S.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses were $5,900,569 in 2003 as compared to $6,065,347 during 2002. The modest decrease is primarily attributable to the significant reduction in expenses and non-essential personnel under our cash conservation program implemented in November 2002 which is offset by an expense of $655,467 in 2003 for bonuses to be paid in 2004 to employees of which approximately $400,000 will be paid in the Company's common stock. We anticipate that SG&A expenses will increase significantly in 2004 with the escalation in development activities.

Other income (expense). Other income (expense) was ($152,867) in 2003 as compared to ($81,008) in 2002. The increase is attributable to the loss on the disposition of property and equipment of $114,542. In 2003, we sold some lab equipment that was no longer in use in order to generate some additional cash inflow.

Interest Expense. We recognized $3,159,338 in interest expense during 2003 as compared to $384,286 during 2002. The significant increase in interest expense is a result of an increase in interest expense charges from convertible notes, including the write-off of the discount attributable to the $5 million convertible notes converted to common stock in 2003, and increased borrowings under our GE Capital facility.

Net Loss. The net loss was $17,233,566 for 2003, as compared to a loss of $27,641,519 for 2002. The significant decrease in net loss is primarily attributable to the completion of the two pivotal Phase 3 trials for Alprox-TD® in December 2002 and a significant reduction in expenses and non-essential personnel under our cash conservation program implemented in November 2002. We anticipate that net loss in 2004 will increase significantly with the clinical activities and new drug applicationfiling for Alprox-TD®, and planned development activities for other NexACT®-based products under development.

Net Loss applicable to Common Stock. The net loss applicable to common stock was $20,351,410 or $0.60 per share for 2003, as compared to $27,641,519 or $1.03 per share for 2002. The decrease in net loss applicable to common stock is primarily attributable to the completion of the two pivotal Phase 3 trials for Alprox-TD® in December 2002 and a significant reduction in expenses and non-essential personnel under our cash conservation program implemented in November 2002. The decrease in operating expenses was partially offset by the deemed dividend related to the beneficial conversion feature of the preferred stock as discussed in Note 11 of the consolidated financial statements.

Comparison of results of operations between the years ended December 31, 2002 and 2001.

Revenues. We recorded revenues of $148,028 during the twelve months of operations in 2002 as compared to $68,089 during the same period in 2001. The revenues were comprised of royalty payments and payments for the sale of manufacturing supplies in connection with the sale of Befar® in Asia, and from the first milestone payment received from our Japanese research and development partner. The 2002 sales of Befar® in China were lower than previously anticipated. Befar® along with the currently approved oral erectile dysfunction product, are currently classified in China as controlled substances, and their distribution is limited to prescription by certain urologists and dispensing through hospitals.

Cost of Products Sold. Our cost of products sold was $27,030 and $45,051 and 2002 and 2001, respectively and is attributable to our cost for the manufacturing supplies sold to our Asian licensee for the production of Befar® in China. Our Asian licensee had sufficient inventory of the manufacturing supplies during 2002 and made fewer purchases from us.

Research and Development Expenses. Our research and development expenses for 2002 and 2001 were $21,615,787 and $12,456,384, respectively. The increase is mostly attributable to the pre-clinical and clinical expenses for Alprox-TD®, as well as to additional research and development personnel for the first ten months of 2002, the increased depreciation for scientific equipment in our facilities in New Jersey and Kansas and depreciation for the expansion of our facilities in Robbinsville and in Princeton, NJ.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses were $6,065,347 during 2002 as compared to $4,770,021 during 2001. The increase is largely attributable to additional expenses for legal fees related to financing and SEC matters and other operational activities, educational grants and the expansion of investor and shareholder relations programs.

Interest Income and Expense. We recognized $243,020 in net interest expense during 2002 as compared to $1,203,291 in net interest income during 2001. The decrease is a result a significant reduction in our cash position, lower interest rates in the current period, and an increase in interest expense due to borrowings under our GE Capital facility and the convertible notes issued in June 2002.

Net Loss. The net loss was $(27,641,519) or a loss of $1.03 per share for 2002, compared with $(16,174,861) or a loss of $(0.63) per share for 2001. The increase in net loss is primarily attributable to the acceleration of U.S. development activities including U.S. clinical studies and the increase to our infrastructure to support these activities. We also used our resources to fund ongoing operations and finance the construction of additional research and development and manufacturing facilities.

Quarterly Results

The following table sets forth selected quarterly financial information for the years ended December 31, 2002 and 2003. The operating results are not necessarily indicative of results for any future period.

	For the Three Months Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Total Revenues	$ 45,281	$ 21,563	$ 78,175	$ 3,009
Gross Profit	—	—	—	—
Loss from Operations	($5,637,103)	($6,924,642)	($6,742,618)	($8,255,773)
Net Loss	($5,578,848)	($6,941,103)	($6,875,397)	($8,246,171)
Basic & Diluted Loss Per Share	$ (0.22)	$ (0.27)	$ (0.24)	$ (.30)
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Total Revenues	$ 1,713	$ 971	$ 64,552	$ 43,507
Gross Profit	—	—	—	—
Loss from Operations	($3,088,667)	($3,413,698)	($2,848,266)	($4,878,535)
Net Loss	($3,451,327)	($3,973,247)	($3,181,847)	($6,627,145)
Basic & Diluted Loss Per Share	$ (0.12)	$ (0.24)	$ (0.09)	$ (.20)

Summary of Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). Variable Interest Entities ("VIEs") are entities where control is achieved through means other than voting rights. FIN 46 provides guidance on the identification of and financial reporting for VIEs. A VIE is required to be consolidated if the company is subject to the majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the entity's residual returns, or both. Certain provisions of FIN 46 were effective during 2003; however generally FIN 46 must be applied to the first reporting period ending after March 15, 2004. We do not believe the adoption of this Interpretation will have any impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 did not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows in the future.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 did not have an impact upon initial adoption.

In May 2003, the FASB issued Statement No. 150 ("FAS 150"), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. FAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. FAS 150 requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatory redeemable financial instruments; (2) obligations to repurchase the issuer's equity shares by transferring assets and (3) certain obligations to issue a variable number of shares. FAS 150 defines a "freestanding financial instrument" as a financial instrument that (1) is entered into separately and apart from any of the entity's other financial instruments or equity transactions or (2) is entered into in conjunction with some other transaction and can be legally detached and exercised on a separate basis. For all financial instruments entered into or modified after May 31, 2003, FAS 150 is effective immediately. For all other instruments of public companies (except for the indefinite deferral for certain mandatorily redeemable interests), FAS 150 goes into effect at the beginning of the first interim period beginning after June 15, 2003. The Company has determined that the adoption of FAS 150 did not have a material impact on its financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

We do not hold derivative financial investments, derivative commodity investments, engage in foreign currency hedging or other transactions that expose us to material market risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of NexMed, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of NexMed, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations, has limited capital resources and expects to incur future losses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 27, 2004

NEXMED, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,479,214	$ 1,035,149
Marketable securities	1,501,204	539,795
Note receivable	48,341	198,348
Prepaid expenses and other current assets	1,482,426	498,042
Total current assets	12,511,185	2,271,334
Fixed assets, net	10,583,733	11,507,564
Note receivable	—	48,341
Debt issuance cost, net of accumulated amortization of $794 and $57,575	38,761	312,888
Total assets	$ 23,133,679	$ 14,140,127
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 773,522	$ 4,169,449
Payroll related liabilities	1,273,303	354,992
Deferred revenue	128,708	—
Capital lease obligation	898,861	609,676
Total current liabilities	3,074,394	5,134,117
Long term liabilities		
Convertible notes payable, net of discount of $0 and $669,693	6,000,000	4,330,307
Other long term liabilities	458,000	350,000
Capital lease obligations, net of current portion	877,877	1,102,211
Total liabilities	10,410,271	10,916,635
Commitments and contingincies (Note 15)		
Stockholders' equity:		
Preferred stock $.001 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value, 80,000,000 shares authorized, 40,123,127 and 28,293,719 shares issued and outstanding, respectively	40,124	28,294
Additional paid-in capital	97,924,314	71,381,751
Accumulated other comprehensive loss	(163)	(101,022)
Deferred compensation	(19,332)	(97,562)
Accumulated deficit	(85,221,535)	(67,987,969)
Total stockholders' equity	12,723,408	3,223,492
Total liabilities and stockholders' equity	$ 23,133,679	$ 14,140,127

The accompanying notes are an integral part of these financial statements.

NEXMED, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,		
	2003	2002	2001
Revenue			
Product sales and royalties	$ 6,206	$ 63,417	$ 68,089
Research and development fees	104,537	84,611	—
Total revenue	110,743	148,028	68,089
Costs and expenses			
Cost of products sold	—	27,030	45,051
Research and development	8,439,340	21,615,787	12,456,384
Selling, general and administrative	5,900,569	6,065,347	4,770,021
Total costs and expenses	14,339,909	27,708,164	17,271,456
Loss from operations	(14,229,166)	(27,560,136)	(17,203,367)
Other income (expense)			
Other (expense)	(152,867)	(81,008)	(174,785)
Interest income	75,574	141,266	1,236,845
Interest expense	(3,159,338)	(384,286)	(33,554)
Total other income (expense)	(3,236,631)	(324,028)	1,028,506
Loss before benefit from income taxes	(17,465,797)	(27,884,164)	(16,174,861)
Benefit from income taxes	232,231	242,645	—
Net loss	(17,233,566)	(27,641,519)	(16,174,861)
Deemed dividend to preferred shareholders from beneficial conversion feature	(2,942,656)	—	—
Preferred dividend	(175,188)	—	—
Net loss applicable to common stock	(20,351,410)	(27,641,519)	(16,174,861)
Other comprehensive loss			
Foreign currency translation adjustments	3,348	(223)	36
Unrealized gain (loss) on marketable securities	(3,646)	2,562	6,006
Comprehensive loss	$(17,233,864)	$(27,639,180)	$(16,168,819)
Basic and diluted loss per share	$ (.60)	$ (1.03)	$ (.63)
Weighted average common shares outstanding used for basic and diluted loss per share	33,649,774	26,937,200	25,486,465

The accompanying notes are an integral part of these financial statements.

NEXMED, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock (Shares)	Common Stock (Amount)	Preferred Stock (Shares)	Preferred Stock (Amount)	Additional Paid-in Capital	Accumulated Deficit
Balance at January 1, 2001	25,147,384	$25,147			$63,009,161	($ 24,171,589)
Issuance of common stock upon exercise of stock options	189,550	190			382,010	—
Issuance of common stock upon exercise of warrants, net	200,000	200			599,800	—
Issuance of common stock for services	5,000	5			27,495	—
Issuance of compensatory options and warrants to consultants	—	—			482,770	—
Capital contribution	—	—			37,602	—
Amortization of deferred compensation expense	—	—			—	—
Unrealized loss from available-for- sale securities	—	—			—	—
Cumulative translation adjustment	—	—			—	—
Net loss	—	—			—	(16,174,861)
Balance at December 31, 2001	25,541,934	25,542	—	—	64,538,838	(40,346,450)
Issuance of common stock from private placement, net of commission paid	2,666,670	2,667			5,729,204	—
Issuance of common stock upon exercise of stock options	53,000	53			18,447	—
Issuance of compensatory options and warrants to consultants	—	—			71,840	—
Issuance of common stock to Board of Directors	32,115	32			56,468	—
Issuance of common stock to employees as bonus	—	—			104,392	—
Issuance of warrants as debt issuance cost	—	—			66,861	—
Discount on convertible note payable	—	—			795,701	—
Amortization of deferred compensation expense	—	—			—	—
Unrealized loss from available-for- sale securities	—	—			—	—
Cumulative translation adjustment	—	—			—	—
Net loss	—	—			—	(27,641,519)
Balance at December 31, 2002	28,293,719	28,294	—	—	71,381,751	(67,987,959)
Issuance of common stock from private placement, net of commission paid	3,126,655	3,127	—	—	10,246,854	—
Issuance of common stock upon exercise of options and warrants	750,795	751	—	—	916,011	—
Issuance of compensatory options and warrants to consultants			—	—	253,402	—
Issuance of common stock to Board of Directors	15,268	15	—	—	54,988	—
Stock based compensation to employees	186,938	187	—	—	15,832	—
Issuance of preferred stock with detachable warrants and beneficial conversion feature, net of issue costs	—	—	800	1	7,396,623	—
Issuance fo common stock upon conversion of preferred stock, including dividends paid in stock	5,170,907	5,171	(800)	(1)	(5,171)	—
Discount on convertible notes, including beneficial conversion features and fair value of detachable warrants	—	—	—	—	2,141,417	—
Issuance of common stock upon conversion of convertible notess, including interest paid in stock	2,603,160	2,603	—	—	5,641,970	—
Stock surrendered by officer and retired in payment of loan	(24,315)	(24)	—	—	(119,363)	—
Realized loss on sale of securities	—	—	—	—	—	—
Amortization of deferred compensation expense	—	—	—	—	—	—
Unrealized loss from available-for- sale securities	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—
Net loss	—	—	—	—	—	(17,233,566)
Balance at December 31, 2003	40,123,127	$40,124	—	—	$97,924,314	($ 85,221,353)

			Accumulated Other Comprehensive Income (Loss)	
	Deferred Compensation	Foreign Currency Translation	Unrealized Loss on Marketable Securities	Total Stockholders' Equity
Balance at January 1, 2001	($ 9,141)	$ 322	($ 109,725)	$ 38,744,175
Issuance of common stock upon exercise of stock options	—	—	—	382,200
Issuance of common stock upon exercise of warrants, net	—	—	—	600,000
Issuance of common stock for services	—	—	—	27,500
Issuance of compensatory options and warrants to consultants	—	—	—	482,770
Capital contribution	—	—	—	37,602
Amortization of deferred compensation expense	2,437	—	—	2,437
Unrealized loss from available-for- sale securities	—	—	6,006	6,006
Cumulative translation adjustment	—	36	—	36
Net loss	—	—	—	(16,174,861)
Balance at December 31, 2001	(6,704)	358	(103,719)	24,107,865
Issuance of common stock from private placement, net of commission paid	—	—	—	5,731,871
Issuance of common stock upon exercise of stock options	—	—	—	18,500
Issuance of compensatory options and warrants to consultants	—	—	—	71,840
Issuance of common stock to Board of Directors	(15,000)	—	—	41,500
Issuance of common stock to employees as bonus	(78,294)	—	—	26,098
Issuance of warrants as debt issuance cost	—	—	—	66,861
Discount on convertible note payable	—	—	—	795,701
Amortization of deferred compensation expense	2,436	—	—	2,436
Unrealized loss from available-for- sale securities	—	—	2,562	2,562
Cumulative translation adjustment	—	(223)	—	(223)
Net loss	—	—	—	(27,641,519)
Balance at December 31, 2002	(97,562)	135	(101,157)	3,223,492
Issuance of common stock from private placement, net of commission paid	—	—	—	10,249,981
Issuance of common stock upon exercise of options and warrants	—	—	—	916,762
Issuance of compensatory options and warrants to consultants	—	—	—	253,402
Issuance of common stock to Board of Directors	(35,000)	—	—	20,003
Stock based compensation to employees	78,294	—	—	94,313
Issuance of preferred stock with detachable warrants and beneficial conversion feature, net of issue costs	—	—	—	7,397,424
Issuance fo common stock upon conversion of preferred stock, including dividends paid in stock	—	—	—	(801)
Discount on convertible notes, including beneficial conversion features and fair value of detachable warrants	—	—	—	2,141,417
Issuance of common stock upon conversion of convertible notess, including interest paid in stock	—	—	—	5,644,573
Stock surrendered by officer and retired in payment of loan	—	—	—	(119,387)
Realized loss on sale of securities	—	—	101,157	101,157
Amortization of deferred compensation expense	34,936	—	—	34,936
Unrealized loss from available-for- sale securities	—	—	(3,646)	(3,646)
Cumulative translation adjustment	—	3,348	—	3,348
Net loss	—	—	—	(17,233,566)
Balance at December 31, 2003	($ 19,332)	$3,483	($ 3,646)	$ 12,723,408

The accompanying notes are an integral part of these financial statements.

NEXMED, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities			
Net loss	$(17,233,566)	$(27,641,519)	$(16,174,861)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	1,250,667	882,854	527,011
Non-cash interest, amortization of debt discount and deferred financing costs	3,166,072	183,582	—
Non-cash compensation expense	408,636	141,874	512,707
Non-cash insurance expense (income)	3,501	(2,155)	15,044
Net loss on sale of marketable securities	94,824	142,291	—
Loss on disposal of property and equipment	114,542	—	112,687
Decrease (increase) in prepaid expense and other assets	(1,109,109)	381,449	(77,019)
Increase in deferred revenue	128,708	—	—
Increase in payroll related liabilities	918,311	354,992	—
(Decrease) increase in other long term liabilities	108,000	350,000	—
	(3,395,927)	1,974,719	949,223
Net cash used in operating activities	(15,545,341)	(23,231,913)	(14,135,208)
Cash flows from investing activities			
Capital expenditures	(441,297)	(4,698,900)	(4,933,917)
Issuance of note receivable	—	(309,575)	—
Proceeds from collection of note receivable	198,348	62,886	—
Purchases of certificates of deposits and marketable securities	(1,504,850)	(3,610,747)	(5,878,345)
Proceeds from sale/redemption of certificates of deposits and marketable securities	545,200	8,763,279	8,126,732
Net cash (used in) provided by investing activities	(1,202,599)	206,943	(2,685,530)
Cash flows from financing activities			
Issuance of common stock, net of offering costs	11,166,741	5,750,371	982,200
Issuance of preferred stock, net of offering costs	7,396,623	—	—
Return of gain on stock by former executive	—	—	37,602
Issuance of notes payable, net of debt issue costs	7,510,445	4,696,399	—
Repayment of notes payable	(950,000)	—	—
Proceeds from Capital Lease financing for equipment	738,731	1,111,427	1,113,459
Principal payments on capital lease obligations	(673,883)	(411,658)	(101,341)
Net cash provided by financing activities	25,188,657	11,146,539	2,031,920
Effect of foreign exchange on cash	3,348	(223)	36
Net increase (decrease) in cash and cash equivalents	8,444,065	(11,878,654)	(14,788,782)
Cash and cash equivalents			
Beginning of period	1,035,149	12,913,803	27,702,585
End of period	$ 9,479,214	$ 1,035,149	$ 12,913,803
Cash paid for interest	$ 142,850	$ 196,955	$ 33,554
Supplemental disclosure of non-cash investing and financing activities:			
Property and equipment acquired through capital lease obligations	$ 738,731	$ 1,111,427	$ 1,113,459
Conversion of debt to common stock	5,600,000	—	—
Payment of interest in common stock	275,448	—	—
Conversion of preferred stock to common stock	2,019,826	—	—
Preferred stock dividend paid in common stock	175,188	—	—
Amortization of debt discount	2,811,110	126,006	—
Deemed dividend to preferred shareholders	2,942,656	—	—
Deemed dividend to warrant holders	120,717	—	—
Repayment of officer loan in stock	119,387		

The accompanying notes are an integral part of these financial statements.

NEXMED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization And Basis Of Presentation

The Company was incorporated in Nevada in 1987. In January 1994, the Company began research and development of a device for the treatment of herpes simplex. The Company, since 1995, has conducted research and development both domestically and abroad on proprietary pharmaceutical products, with the goal of growing through acquisition and development of pharmaceutical products and technology.

The accompanying financial statements have been prepared on a basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has an accumulated deficit of $85,221,535 at December 31, 2003 and expects that it will incur additional losses in the future completing the research, development and commercialization of its technologies. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management anticipates that it will require additional financing, which it is actively pursuing, to fund operations, including continued research, development and clinical trials of the Company's product candidates. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining financing on terms acceptable to the Company. If the Company is unable to obtain additional financing, operations will need to be discontinued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Principles

Significant accounting principles followed by the Company in preparing its financial statements are as follows:

Principles Of Consolidation

The consolidated financial statements include the accounts of the Company and its majority and wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Reclassifications of certain amounts for prior years have been recorded to conform to the current year presentation.

Translation Of Foreign Currencies

The functional currency of the Company's foreign subsidiary located in Hong Kong is the local currency. Assets and liabilities of the Company's foreign subsidiaries are translated to United States dollars based on exchange rates at the end of the reporting period. Income and expense items are translated at average exchange rates prevailing during the reporting period. Translation adjustments are accumulated in a separate component of stockholder's equity. Transaction gains or losses are included in the determination of operating results.

Cash And Cash Equivalents

For purposes of the balance sheets and the statements of cash flows, cash equivalents represent all highly liquid investments with an original maturity date of three months or less.

Marketable Securities

Marketable securities consist of high quality corporate and government securities, which have original maturities of more than three months at the date of purchase and less than one year from the date of the balance sheet, and equity investments in publicly-traded companies. the Company classifies all debt securities and equity securities with readily determinable market value as "available for sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are carried at fair market value with unrealized gains and losses reported as a separate component of stockholders' equity. Gross unrealized losses were $3,646 and $103,359 for 2003 and 2002, respectively. All unrealized losses were less than 12 months in nature. Gross realized gains from the sales of securities classified as available for sale were $17,016, $143,971, and $269,058 for 2003, 2002 and 2001 respectively. Gross realized losses were $111,840, $1,680, and $263,052 respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification. The Company reviews investments on a quarterly basis for reductions in market value that are other than temporary. When such reductions occur, the cost of the investment is adjusted to its fair value through a charge to other income (expense) in the periods incurred.

Fair Value Of Financial Instruments

The carrying value of cash and cash equivalents, notes payable and accounts payable and accrued expenses approximates fair value due to the relatively short maturity of these instruments.

Fixed Assets

Property and equipment are stated at cost less accumulated depreciation. Depreciation of equipment and furniture and fixtures is provided on a straight-line basis over the estimated useful lives of the assets, generally three to ten years. Depreciation of buildings is provided on a straight-line basis over its estimated useful life of 31 years. Amortization of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful life or the lease term. The costs of additions and betterments are capitalized, and repairs and maintenance costs are charged to operations in the periods incurred.

Long-Lived Assets

The Company reviews for the impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. No such impairment losses have been recorded by the Company during 2003, 2002 or 2001.

Revenue Recognition

Revenues from product sales are recognized upon delivery of products to customers, less allowances for estimated returns and discounts. Royalty revenue is recognized upon the sale of the related products, provided the royalty amounts are fixed or determinable and the amounts are considered collectible.

Revenues earned under research and development contracts are recognized in accordance with the cost-to-cost method outlined in Staff Accounting Bulletin No. 101 whereby the extent of progress toward completion is measured on the cost-to-cost basis; however, revenue recognized at any point will not exceed the cash received. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made in the period which it becomes probable. All costs related to these agreements are expensed as incurred and classified within "Research and development" expenses in the Condensed Consolidated Statement of Operations and Comprehensive Income.

Research And Development

Research and development costs are expensed as incurred and include the cost of salaries, building costs, utilities, allocation of indirect costs, and expenses to third parties who conduct research and development, pursuant to development and consulting agreements, on behalf of the Company.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

Loss Per Common Share

Basic earnings per share ("Basic EPS") is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share ("Diluted EPS") gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on per share amounts.

At December 31, 2003, 2002 and 2001, outstanding options to purchase 5,414,617, 4,750,755, and 3,834,575 shares of common stock, respectively, with exercise prices ranging from $.50 to $16.25 have been excluded from the computation of diluted loss per share as they are antidilutive. Outstanding warrants to purchase 7,272,261, 2,044,908, and 2,206,549 shares of common stock, respectively, with exercise prices ranging from $1.00 to $16.20 have also been excluded from the computation of diluted loss per share as they are antidilutive. Promissory notes convertible into 923,077 and 1,225,490 shares of common stock (see Note 6) in 2003 and 2002 respectively have also been excluded from the computation of diluted loss per share as they are antidilutive.

Accounting For Stock Based Compensation

As provided by SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company has elected to continue to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense has been recognized to the extent of employee or director services rendered based on the intrinsic value of compensatory options or shares granted under the plans. The Company has adopted the disclosure provisions required by SFAS 123.

Had the company's stock-based compensation been determined by the fair-value based method of SFAS 123, "Accounting for Stock-Based Compensation," the company's net loss and loss per share would have been as follows:

	For the Year Ended		
	2003	2002	2001
Net loss applicable to common stock, as reported	$(20,351,410)	$(27,641,519)	$(16,174,861)
Add: Stock-based compensation expense included in reported net loss	408,636	141,874	512,707
Deduct: Total stock-based compensation expense determined under fair-value based method for all awards	(2,211,685)	(2,591,717)	(2,605,307)
Proforma net loss applicable to common stock	$(22,154,459)	$(30,091,362)	$(18,267,461)
Basic and diluted loss per share:			
As reported	$ (0.60)	$ (1.03)	$ (0.63)
Proforma	$ (0.66)	$ (1.12)	$ (0.72)

Additional disclosures required under SFAS 123 are presented in Note 9.

Concentration Of Credit Risk

From time to time, the Company maintains cash in bank accounts that exceed the FDIC insured limits. The Company has not experienced any losses on its cash accounts.

Comprehensive Loss

We have recorded comprehensive loss in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which requires the presentation of the components of comprehensive loss in the Company's financial statements. Comprehensive loss is defined as the change in the Company's equity during a financial reporting period from transactions and other circumstances from non-owner sources (including cumulative translation adjustments and unrealized gains/losses on available for sale securities). Accumulated other comprehensive (loss) income included in the Company's balance sheet is comprised of translation adjustments from the Company's foreign subsidiaries and unrealized gains and losses on investment in marketable securities.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the valuation of its long-lived assets and estimated cost to complete under its research contracts. Actual results may differ from those estimates.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). Variable Interest Entities ("VIEs") are entities where control is achieved through means other than voting rights. FIN 46 provides guidance on the identification of and financial reporting for VIEs. A VIE is required to be consolidated if the company is subject to the majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the entity's residual returns, or both. Certain provisions of FIN 46 were effective during 2003; however generally FIN 46 must be applied to the first reporting period ending after March 15, 2004. We do not believe the adoption of this Interpretation will have any impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 did not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows in the future.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 did not have an impact upon initial adoption.

In May 2003, the FASB issued Statement No. 150 ("FAS 150"), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. FAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities.

FAS 150 requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatory redeemable financial instruments; (2) obligations to repurchase the issuer's equity shares by transferring assets and (3) certain obligations to issue a variable number of shares. FAS 150 defines a "freestanding financial instrument" as a financial instrument that (1) is entered into separately and apart from any of the entity's other financial instruments or equity transactions or (2) is entered into in conjunction with some other transaction and can be legally detached and exercised on a separate basis. For all financial instruments entered into or modified after May 31, 2003, FAS 150 is effective immediately. For all other instruments of public companies (except for the indefinite deferral for certain mandatorily redeemable interests), FAS 150 goes into effect at the beginning of the first interim period beginning after June 15, 2003. The Company has determined that the adoption of FAS 150 did not have a material impact on its financial statements.

3. Research and Development Agreements

In November 2003, the Company entered into an agreement with a Japanese pharmaceutical company whereby NexMed will provide contract development services for an innovative topical treatment for a form of herpes. The Company received $100,000 as a signing payment, of which, it has recognized revenue of approximately $13,000 in 2003 and has deferred approximately $87,000 in revenue that is expected to be recognized upon completion of the first phase of development in the first quarter of 2004. Pending the satisfactory completion of certain milestones, the Company will receive additional payments from the development partner.

In November 2003, the Company entered into an R&D agreement with a Japanese pharmaceutical company to develop a new local anesthetics gel designed for pain relief associated with dental procedures, superficial skin surgery and skin graft harvesting, and needle insertions. Pursuant to the terms of the agreement, the Company retains the rights to manufacture and commercialize the new product worldwide except in Japan. The Company recognized revenue of approximately $5,000 in 2003 and has deferred approximately $41,000 in revenue that is expected to be recognized upon completion of the first phase of development in the first quarter of 2004. Pending the satisfactory completion of certain milestones, the Company expects to receive additional payments from the development partner.

In October 2003, the Company entered into an R&D agreement with a Japanese Pharmaceutical company to develop a tape/patch treatment for chronic pain. Pursuant to the terms of the agreement, the Company retains the rights to manufacture and commercialize the new product worldwide except in Japan. The Company recognized revenue of approximately $21,000 in 2003. The Company completed the first phase of development but the development partner decided to suspend all remaining development work on this project due to new regulatory developments in Japan. As such, there will be no additional revenue from the Japanese pharmaceutical company should the Company continue to develop this product further.

In August 2003, the Company entered into an R&D agreement with a Japanese pharmaceutical company to develop NM 20138, a new once-a-day patch treatment for bronchial asthma, which incorporates an off-patent anti-asthmatic drug compound and the NexACT(R) technology. Pursuant to the terms of the agreement, the Company retains the rights to manufacture and commercialize the new product worldwide except in Japan. The Company recognized revenue of approximately $21,000 in 2003. The Company completed the first phase of development but the partner elected not to take the project to the next stage of development due to proprietary reasons. As such, there will be no additional revenue from the Japanese pharmaceutical company should the Company continue to develop this product further.

In August 2002, the Company entered into a research and development agreement with a Japanese pharmaceutical company. Pursuant to the terms of this agreement, the Company will develop a new tape/patch treatment for urinary dysfunction which incorporates the Japanese partner's proprietary drug compound with the NexACT(R) technology. Pursuant to the terms of the agreement, the Company retains the rights to manufacture and commercialize the new product worldwide except in Japan. The

Company recognized revenue of approximately $42,000 and $85,000 in 2003 and 2002 respectively. The Company completed the first phase of development and the Japanese pharmaceutical company elected not to take the project to the next stage of development due to proprietary reasons. As such, there will be no additional revenue from the Japanese pharmaceutical company should the Company continue to develop this product further.

4. Note Receivable

The Company has advanced its Asian licensee funds to finance the purchase of certain equipment. In February 2002, the Company received a note, in the original principal amount of $309,575, to evidence these advances. The note bears interest at 6% per annum and is payable in monthly installments of principal and interest through February 2004. As of December 31, 2003, $48,341 of the principal amount remained outstanding.

5. Fixed Assets

Fixed assets at December 31, 2003 and 2002 are comprised of the following:

	2003	2002
Land	363,909	363,909
Building	7,210,118	7,116,929
Machinery and equipment	1,191,707	1,761,926
Capital lease – Equipment	2,881,220	2,224,886
Computer software	565,158	565,158
Furniture and fixtures	343,971	343,971
Leasehold improvements	637,907	634,624
	13,193,990	13,011,403
Less: accumulated depreciation	(2,610,257)	(1,503,839)
	$10,583,733	$11,507,564

Depreciation and amortization expense was $1,250,667, $882,855, and $527,011 for 2003, 2002 and 2001 respectively, of which $424,778, $268,716 and $74,230 related to capital leases for the respective years. Accumulated amortization of assets under capital leases was $796,144 and $371,366 at December 31, 2003 and 2002, respectively.

6. Notes Payable

On December 12, 2003, the Company issued convertible notes (the "2003 Notes") with a face value of $6 million. The 2003 Notes are payable on May 31, 2007 and are collateralized by the Company's manufacturing facility in East Windsor, New Jersey. The Notes are initially convertible into shares of the Company's common stock at a conversion price initially equal to $6.50 per share (923,077 shares). The conversion price will be adjusted on June 14, 2004 to the volume weighted average price of the Company's stock over the six month period beginning December 15, 2003 and ending on June 14, 2004 but will be no greater than $6.50 and no less than $5.00. Interest accretes on the 2003 Notes on a semi-annual basis at a rate of 5% per such amounts in cash or by effecting the automatic conversion of such amount into the Company's common stock at a 10% discount to the then average market prices.

On June 11, 2002, the Company issued Notes with a face value of $5 million to two purchasers ("the 2002 Notes"). Outstanding principal and accrued interest on the 2002 Notes were payable on November 30, 2005 and were collateralized by the Company's manufacturing facility in East Windsor, New Jersey. The Notes were initially convertible into shares of the Company's common stock at a conversion price equal to $4.08 per share (1,225,490 shares). The terms of the 2002 Notes provided that, if the Company were to issue shares of its common stock subsequent to September 30, 2002 at per share prices lower than the conversion price of the 2002 Notes, the conversion price may be adjusted lower. Interest accretes on the 2002 Notes on a semi-annual basis at a rate of 5% per annum, and the Company had the option topay such amounts in cash or by effecting the automatic conversion of such amount into the Company's common stock at a 10% discount to the then average market prices. Subject to certain exceptions, the Company had prepayment rights for portions of the principal amount, payable in cash or by conversion into common stock at a 10% discount to average market prices. The purchasers also received warrants to purchase 389,408 shares of common stock (the "Warrants") at an exercise price equal to the initial conversion price of the Notes and a term of five years from the date of issuance. The Company valued the warrants using the Black-Scholes pricing model and allocated to the warrants $795,701 of the proceeds from the 2002 Notes, based upon the relative fair value of the 2002 Notes and the Warrants, and has recorded such amount as discount on the 2002 Notes. The discount was amortized to interest expense over the term of the 2002 Notes. Assumptions utilized in the Black-Scholes model to value the Warrants were: exercise price of $4.08 per share; fair value of the Company's common stock on date of issuance of $3.00 per share; volatility of 100%; term of five years and a risk-free interest rate of 3%.

On February 4, 2003 the terms of the 2002 Notes were amended. In order to induce the holders to exercise all of their outstanding warrants in full, the Company agreed to reduce the warrant exercise price to $1.37 (originally $4.08) per share. In addition, the Company also agreed to reduce the conversion price of the 2002 Notes to $2.75 from $4.08 per share. Pursuant to the amendment, all of the warrants were exercised on February 4, 2003 and the Company received cash proceeds of $533,489 from such exercise. Pursuant to the original terms of the 2002 Notes, the conversion price was further reduced to $2.71 as a result of the March 2003 private placement. As a result of the February 2003 amendments and the Company's sale of securities in March 2003, the Company recorded a deemed dividend to the warrant holders of $120,717, representing the incremental fair value of the warrant as a result of reducing the exercise price, and recorded an additional discount on the 2002 Notes of $1,305,148 reflecting the changes to the conversion price. The latter was being amortized to interest expense over the remaining term of the 2002 Notes.

As a result of the April and July 2003 placements, the conversion price of the 2002 Notes was further reduced to $2.38 and the Company recorded an additional discount of $763,727, which was amortized to interest expense over the remaining term of the 2002 Notes.

In April and October 2003, respectively, pursuant to the terms of the 2002 Notes, the Company issued 102,179 shares and 25,253 shares of its common stock as payment of an aggregate of $217,411 in interest on the 2002 Notes.

On June 17, 2003, $500,000 of the convertible note was converted to common stock. On July 14 and September 18, 2003, respectively, an additional converted to common stock and in October and November 2003 an aggregate of $1,450,000 of the 2002 Notes was converted to common stock. In connection with such conversions, one of the noteholders converted the full amount of its note. In addition, on October 15, 2003, pursuant to the terms of the 2002 Notes, the Company issued a conversion notice to the other holder to convert $250,000 of its note to common stock at a conversion price equal to the 10 day average market price prior to November 3, 2003 ($4.57). The holder subsequently issued a blocking notice pursuant to the terms of the 2002 Notes which prevents the Company from issuing further conversion notices to the holder for one year. At closing for the 2003 Notes, the purchasers converted the remaining principal balance at December 12, 2003 of $2,000,000 on the 2002 Notes into shares of the Company's common stock at a conversion price of $2.38 per share. A total of 2,047,888 shares of common stock were issued in connection with the above-mentioned conversions of the 2002 Notes in 2003. The Company also issued 18,464 shares of common stock as payment of all unpaid accrued interest on the Note through December 12, 2003. In January and February 2003, the Company issued two short-term promissory notes, for an aggregate principal amount of $600,000, to one accredited investor. These promissory notes bore interest at 12% per annum and were convertible at the option of the noteholders into the Company's securities at such time as the Company closed a private placement of its securities. On March 21, 2003, the Company closed a private placement of its shares of common stock at $1.50 per share and the noteholder elected to convert the outstanding $600,000 in principal and $14,064 in accrued interest into 409,376 shares of our common stock and 307,032 warrants to purchase shares of our common stock.

In March 2003, the Company issued a short-term promissory note due May 4, 2003 in the principal amount of $500,000 to an accredited investor. This promissory note bore interest at 15% per annum and provided for two-year warrants to purchase 50,000 shares of our common stock, at an exercise price of $2.00 per share. The Company has valued the warrants using the Black-Scholes pricing model assuming a risk free interest rate of 1.35%, dividend yield of 0% and expected volatility of 100% and allocated $42,000 of the proceeds from the note, based upon the relative fair value of the note and the warrants, to the warrants and has recorded such amount as discount on the note. Pursuant to the terms of the note, the due date of the note was extended one month on May 4, 2003 to June 4, 2003 at an increased interest rate of 18%. On May 9, 2003, the Company repaid $250,000 of the promissory note and the remaining balance due of $250,000 was repaid on June 17, 2003.

In April 2003 and June 2003, the Company issued two short-term promissory notes due June 9, 2003 for $250,000 and $200,000 to an accredited investor. The promissory notes bore interest at 15% per annum. The principal of both notes was repaid on June 17, 2003.

For the years ended December 31, 2003 and 2002, the Company recorded amortization of the debt discount of $2,811,110 and $126,006, respectively and amortization of loan closing costs of $82,807 and $57,575, respectively.

7. Line of Credit

In February 2001, the Company entered into a financial arrangement with GE Capital Corporation for a line of credit, which provided for the financing of up to $5 million of equipment (i) for its new East Windsor, NJ manufacturing facility and (ii) for its expanded corporate and laboratory facilities in Robbinsville, NJ. Equipment financed through this facility was in the form of a 42 month capital lease. As of December 31, 2002, the Company had financed $1,113,459 of equipment purchases under the GE credit line. The $5 million credit line expired in March 2002, and as of December 31, 2003, there was an outstanding balance due GE of $407,494 under this facility. This balance is payable in monthly installments through various dates in 2004.

In January 2002, GE approved a new credit line, which provided for the financing of up to $3 million of equipment and expired on December 31, 2002. During 2002, the Company accessed $1,111,427 of the credit line. As of December 31, 2003, there was an outstanding balance due GE of $694,718 under the January 2002 facility. Balances due are payable in 42 monthly installments from date of take-down. The $3 million credit line expired on December 31, 2002.

In July 2003, GE approved a new credit line, which expires in July 2004 and provides for the financing of up to $1.85 million of equipment. During 2003, the Company accessed $738,731 of the credit line. As of December 31, 2003, there was an outstanding balance due GE of $674,526 under the July 2003 facility, payable in 36 monthly installments from the date of take-down.

8. Related Party Transactions

In April 2002, the Company advanced $150,000 to James L. Yeager, Ph.D., the Company's Senior Vice President for Scientific Affairs and a director. The note was repaid in full by December 31, 2003. The advance was evidenced by a promissory note, which bore interest at 5% per annum and was due on November 15, 2002. The note was not paid in full by November 15, 2002 and went into default. According to the terms of the note, upon default the interest rate increased to 15% per annum. Interest due on the promissory note at the default rate of 15% was paid on a timely basis. On October 16, 2003, Dr. Yeager surrendered 24,315 shares of the Company's common stock to the Company, which the Company then retired, as payment in full of the promissory note. The number of shares surrendered was determined by dividing the outstanding principal and accrued interest on the promissory note of $119,386.98 by the closing sale price of the Company's common stock on October 16, 2003. The note receivable was included in the December 31, 2002 Condensed Consolidated Balance Sheet under "Prepaid expenses and other assets".

9. Stock Options

During October 1996 the Company adopted a Non-Qualified Stock Option Plan ("Stock Option Plan") and reserved 100,000 shares of common stock for issuance pursuant to the Plan. During December 1996, the Company also adopted The NexMed, Inc. Stock Option and Long-Term Incentive Compensation Plan ("the Incentive Plan") and The NexMed, Inc. Recognition and Retention Stock Incentive Plan ("the Recognition Plan"). A total of 2,000,000 shares were set aside for these two plans. In May 2000, the Stockholders' approved an increase in the number of shares reserved for the Incentive Plan and Recognition Plan to a total of 7,500,000. Options granted under the Company's plans generally vest over a period of one to five years, with exercise prices ranging between $0.50 to $16.50. The maximum term under these plans is 10 years.

A summary of stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	3,582,675	3.67
Granted	537,400	0.75
Exercised	(189,550)	2.02
Cancelled	(95,950)	6.77
Outstanding at December 31, 2001	3,834,575	$3.72
Granted	1,555,573	1.35
Exercised	(53,000)	0.35
Cancelled	(586,393)	4.04
Outstanding at December 31, 2002	4,750,755	$2.92
Granted	1,110,350	2.80
Exercised	(326,074)	0.88
Cancelled	(120,414)	6.37
Outstanding at December 31, 2003	5,414,617	$2.94
Exercisable at December 31, 2003	4,269,617	$2.92
Exercisable at December 31, 2002	3,162,900	$3.46
Exercisable at December 31, 2001	2,731,291	$3.26
Options available for grant at December 31, 2003	1,380,259	

The following table summarizes information about options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.50 - 1.85	1,314,467	8.43 years	$ 0.99	892,567	$ 0.73
2.00 - 3.85	2,209,750	5.36 years	2.45	1,808,000	2.29
4.00 - 5.50	1,754,500	6.77 years	4.19	1,433,150	4.04
7.00 - 8.00	30,000	6.45 years	8.00	30,000	8.00
12.00 - 16.25	105,900	6.81 years	15.47	105,900	15.47
	5,414,617		$ 2.94	4,269,617	$ 2.92

The weighted average grant date fair value of options granted during 2003, 2002 and 2001 was $2.60, $1.23 and $2.26, respectively.

The fair value of each option and warrant (note 13) is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used in the model:

	2003	2002	2001
Dividend yield	0.00%	0.00%	0.00%
Risk-free yields	1.35% - 4.58%	1.35% - 3.00%	4.39% - 6.71%
Expected volatility	100%	100%	65% - 80%
Option terms	1 - 10 years	1 - 10 years	1 - 10 years

10. Common Stock

On July 2, 2003, the Company closed a private placement of its common stock at $3.60 per share and issued a total of 2,916,669 shares and 1,020,832 four-year warrants to purchase shares of the Company's common stock at $5.04 per share, to twelve accredited investors. One third of the warrants are callable by the company if the market price of the Company's common stock closes above $10.00 for seven consecutive trading days. The Company received $10.5 million in gross proceeds.

On March 21, 2003, the Company closed a private placement of its common stock at $1.50 per share. Pursuant to the agreement, the Company issued a total of 210,000 shares and 157,500 three-year warrants to purchase the Company's common stock at $2.00 per share to three accredited investors and received $315,000 in gross proceeds.

On June 28, 2002, the Company completed a private placement of its securities to institutional and accredited individual investors. The Company issued a total of 2,666,670 shares of its common stock and warrants to purchase 533,334 shares of common stock, pursuant to a Unit Purchase Agreement. Gross proceeds from the private placement were $6,000,000. The investors paid $11.25 per unit and received five shares of NexMed common stock and a two-year warrant for the right to purchase one share of common stock at $2.81.

In connection with the private placement, the Company paid a placement agent $249,938 in cash and issued to the placement agent warrants to purchase 222,167 shares of the Company's common stock at an exercise price of $2.81 per share and a term of three years from the date of issuance.

11. Preferred Stock

In April 2003, the Company closed a private placement of its securities and raised $8 million in gross proceeds. The Company sold 800 shares of newly issued Series B convertible preferred stock at a per share price of $10,000. The Series B preferred paid annual cumulative dividends of 8%. The preferred shareholders had voting rights and powers identical to those of common shareholders and could convert their preferred shares to common stock at any time. Each preferred share was convertible into approximately 6,375 shares of its common stock (or an aggregate of 5,100,089 shares of common stock) and included a warrant to purchase approximately 5,499 shares of the Company's common stock at a price of $1.43 per share.

The Company valued the warrants using the Black-Scholes pricing model and allocated $3,037,518 of the proceeds from the preferred offering, based upon the relative fair value of the preferred shares and the warrants, to the warrants. Assumptions utilized in the Black-Scholes model to value the warrants were: exercise price of $1.43 per share; fair value of the Company's common stock on date of issuance of $1.55 per share; volatility of 100%; term of four years and a risk-free interest rate of 2.79%.

The allocated value of the convertible preferred stock contained a beneficial conversion feature calculated based upon the difference between the effective conversion price of the proceeds allocated to the convertible preferred stock, and the fair market value of the common stock on the date of issuance. The Company recorded a deemed dividend to the preferred shareholders of $2,942,656 representing the value of the beneficial conversion feature of the preferred stock.

On July 1, 2003, pursuant to the Certificate of Designation of the preferred stock, the Company issued 34,946 shares of its common stock as payment of a dividend of $121,841. In addition a dividend of $53,347 was declared in connection with the conversion of the preferred stock discussed below and 35,874 shares of common stock were issued in payment of such dividend.

The Certificate of Designation of the preferred stock provided that the preferred stock would be automatically converted into common stock if the twenty trading day average closing bid price of the Company's common stock exceeded 250% of the conversion price of the preferred stock for twenty consecutive trading days. On August 1, 2003, the foregoing condition was satisfied and the Company issued a notice to the holders of the preferred stock that all of the outstanding shares of preferred stock were automatically converted into 5,100,089 shares of common stock. Thus, as of December 31, 2003, no shares of series B preferred stock remained outstanding.

12. Stockholder Rights Plan

On April 3, 2000, the Company declared a dividend distribution of one preferred share purchase right (the "Right") for each outstanding share of the Company's common stock to shareholders of record at the close of business on April 21, 2000. One Right will also be distributed for each share of Common Stock issued after April 21, 2000, until the Distribution Date, described in the next paragraph. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredths of a share (a "Unit") of Series A Junior Participating Preferred Stock, $.001 par value per share (the "Preferred Stock"), at a Purchase Price of $100.00 per Unit, subject to adjustment. 1,000,000 shares of the Company's preferred stock has been set-aside for the Rights Plan.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten (10) business days following the public announcement of a tender offer or exchange offer that would, if consummated, result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock, subject to certain limitations.

Under the terms of the Rights Agreement, Dr. Y. Joseph Mo, who beneficially owned approximately 12.12% of the outstanding shares of the Company's Common Stock as of April 2000, will be permitted to continue to own such shares and to increase such ownership to up to 25% of the outstanding shares of Common Stock, without becoming an Acquiring Person and triggering a Distribution Date.

13. Warrants

A summary of warrant activity is as follows:

	Common Shares Issuable Upon Exercise	Weighted Average Exercise Price
Outstanding at January 1, 2001	2,291,549	10.85
Issued	115,000	12.22
Exercised	(200,000)	3.00
Outstanding at December 31, 2001	2,206,549	11.59
Issued	1,183,850	3.27
Redeemed	(1,345,491)	14.31
Outstanding at December 31, 2002	2,044,908	5.03
Issued	5,959,990	2.10
Redeemed	(424,811)	3.96
Cancelled	(307,826)	14.37
Outstanding at December 31, 2003	7,272,261	2.32

In connection with the preferred stock placement (Note 11), the Company issued warrants to purchase 4,398,827 shares of common stock. Each preferred shareholder received two-year warrants to purchase 5,499 shares of common stock vesting in April 2005.

In connection with the private placement on June 28, 2002 (Note 9), the Company issued warrants to purchase 533,334 shares of common stock , pursuant to a Unit Purchase Agreement. The investors paid $11.25 per unit and received five shares of NexMed common stock and a two-year warrant for the right to purchase one share of common stock at $2.81. The Company also issued to the placement agent warrants to purchase 222,167 shares of the Company's common stock at an exercise price of $2.81 per share and a term of three years from the date of issuance.

In August 2001, the Company issued warrants to acquire 15,000 shares of its common stock to a financial consultant. The warrants have an exercise price of $7.00 per share and vested immediately. In accordance with EITF 96-18, the Company has recorded $38,550 of consulting expenses related to these warrants, representing the fair value of these warrants using the Black-Scholes pricing model.

In February 2001, the Company issued warrants to acquire 100,000 shares of its common stock to a financial consultant. The warrants have an exercise price of $13.00 per share, of which 34,000 warrants vested immediately and the remaining warrants vested in two equal installments on May 20, 2001 and August 20, 2001. The warrants have a three-year term. In accordance with EITF 96-18, the Company has recorded approximately $297,500 of consulting expense related to these warrants during 2001, representing the fair value of these warrants using the Black-Scholes pricing model.

14. Income Taxes

The Company has incurred losses since inception, which have generated net operating loss carryforwards of approximately $47.1 million for federal and state income tax purposes. These carryforwards are available to offset future taxable income and expire beginning in 2011 for federal income tax purposes. In addition, the Company has general business and research and development tax credit carryforwards of approximately $2.7 million. Internal Revenue Code Section 382 places a limitation on the utilization of Federal net operating loss carryforwards when an ownership change, as defined by tax law, occurs. Generally, an ownership change, as defined, occurs when a greater than 50 percent change in ownership takes place during any three-year period. The actual utilization of net operating loss carryforwards generated prior to such changes in ownership will be limited, in any one year, to a percentage of fair market value of the Company at the time of the ownership change. Such a change may have already resulted from the additional equity financing obtained by the Company since its formation.

In 2002, the Company was approved by the State of New Jersey to sell a portion of its state tax credits pursuant to the Technology Tax Certificate Transfer Program. The Company has approximately $1.65 million in NJ tax credits, and was approved to sell $261,000 in 2003 and $279,000 in 2002. The Company received proceeds of $232,231 and $242,645 in 2003 and 2002, respectively, as a result of the sale of the tax credits.

The net operating loss carryforwards and tax credit carryforwards result in a noncurrent deferred tax benefit at December 31, 2003 and 2002 of approximately $23.1 million and $17.9 million, respectively. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize this deferred tax benefit in the future, the Company has recorded a valuation allowance of an equal amount on such date to fully offset the deferred tax benefit amount.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision (benefit) for income taxes for the years ended December 31, 2003, 2002 and 2001 are as follows:

	For the Years Ended December 31,		
	2003	2002	2001
Federal statutory tax rate	(35%)	(35%)	(35%)
State taxes, net of federal benefit	(6%)	(6%)	(6%)
Valuation allowance	41%	41%	41%
Sale of state net operating losses	(1.33%)	(0.87%)	(0.00%)
Provision (Benefit) for Income Taxes	(1.33%)	(0.87%)	(0.00%)

For the years ended December 31, 2003, 2002 and 2001, the Company's effective tax rate differs from the federal statutory rate principally due to net operating losses and other temporary differences for which no benefit was recorded, state taxes and other permanent differences.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards.

15. Commitments and Contingencies

The Company is a party to clinical research agreements totaling approximately $12.8 million. These agreements provide that upon cancellation, the Company will owe 10% of the outstanding contract amount at the time of cancellation. At December 31, 2003, this amounts to $1,265,000. The Company anticipates that the clinical research in connection with the agreements will be completed by the first half of 2005.

The Company is a party to several short-term consulting and research agreements that, generally, can be cancelled at will by either party.

We have been the subject of a number of lawsuits. On March 22, 2003 five former employees filed a lawsuit in the Superior Court of New Jersey against the Company, Y. Joseph Mo, and Administaff (the co-employer who until December 31, 2003, provided the Company's benefits), claiming their termination was due to age discrimination and seeking unspecified damages. This complaint is covered by a labor insurance policy the Company maintains through Administaff and the insurance company has appointed counsel.

Another lawsuit was filed with the Superior court of New Jersey on April 1, 2003 by one of the above five employees against the Company for an unspecified bonus amount that he believes he should have received for completing the construction of the Company's East Windsor facility. The Company has engaged counsel to defend its position.

The Company intends to defend itself vigorously against the above mentioned claims and believes it has valid defenses; however, each of the cases are still in the preliminary stages and the likely outcomes can not be predicted, nor can a reasonable estimate of the amount of loss, if any, be made.

On December 29, 2003, a consultant previously engaged by the Company filed a suit in the Superior Court of New Jersey, Chancery Division: Mercer County, which subsequently was removed to the United States District Court for the District of New Jersey, alleging a breach by the Company of a consulting agreement entered into with that consultant in January 2003. The plaintiff alleged that the Company failed to issue certain warrants provided for under that agreement, which the Company terminated in April 2003. The complaint did not specify any particular amount of monetary risk and expense damages. The Company has engaged counsel to defend its position.

The Company leases office space and research facilities under operating lease agreements expiring through 2006. The Company also leases equipment from GE Capital under capital leases expiring through 2006 (Note 7). Future minimum payments under noncancellable operating and capital leases with initial or remaining terms of one year or more, consist of the following at December 31, 2003:

	Operating	Capital
2004	$ 476,910	$1,017,450
2005	469,378	690,816
2006	100,823	241,099
2007	2,100	—
Total minimum lease payments	$1,049,211	$1,949,365
Less: amount representing interest		(172,627)
Present value of future minimum lease payments		1,776,738
Less: current portion		(898,861)
Capital lease obligations, net of current portion		$ 877,877

The Company also leases office space under short-term lease agreements. Total rent expense was $460,643, $452,052, and $535,023 in 2003, 2002, and 2001 respectively.

On February 27, 2002, the Company entered in to an employment agreement with Y. Joseph Mo, Ph.D., that has a constant term of five years, and pursuant to which Dr. Mo will serve as the Company's Chief Executive Officer and President. During his employment with the Company, Dr. Mo will receive an annual base salary of at least $250,000 (to be raised to $350,000 after the Company sustains gross revenues of $10 million for two consecutive fiscal quarters), subject to annual cost of living increases. Under the employment agreement, Dr. Mo is entitled to deferred compensation in an annual amount equal to one sixth of the sum of Dr. Mo's base salary and bonus for the 36 calendar months preceding the date on which the deferred compensation payments commence subject to certain limitations, including annual vesting through January 1, 2007, as set forth in the employment agreement. The deferred compensation will be payable monthly for 180 months commencing on termination of employment. As of December 31, 2003 and 2002, the Company has accrued approximately $458,000 and $350,000 respectively, which is included in other long-term liabilities, based upon the estimated present value of the vested portion of the obligation.

16. Segment and Geographic Information

The Company is active in one business segment: designing, developing, manufacturing and marketing pharmaceutical products. The Company maintains development and business development operations in the United States and Hong Kong.

NEXMED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Geographic information as of December 31, 2003, 2002 and 2001 are as follows:

	For the Years Ended December 31,		
	2003	2002	2001
Net Revenues			
United States	$ 12,718	$ —	$ —
Hong Kong	98,025	148,028	68,089
	$110,743	$148,028	$68,089

	For the Years Ended December 31,		
	2003	2002	2001
Long-Lived Assets			
United States	$10,583,733	$11,507,564	$7,691,517
Hong Kong	—	—	—
	$10,583,733	$11,507,564	$7,691,517

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH AUDITORS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company's management carried out an evaluation with participation of the Company's Chief Executive Officer and Chief Financial Officer, its principal executive officer and principal financial officer, respectively, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of the end of the period covered by this Form 10-K that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including the Company's consolidated subsidiaries) required to be included in periodic reports filed under the Securities Exchange Act of 1934, as amended. There were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation by the Chief Executive Officer and Acting Chief Financial Officer that occurred during the Company's fourth quarter that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information called for by Item 10 is set forth under the heading "Election of Directors" and "Committees of the Board" in the 2004 Proxy Statement, which is incorporated herein by this reference and "Executive Officers" of Part I of this Report.

We have not yet adopted a code of ethics for our principal executive officer and principal financial officer due to time constraints in light of the recent imposition of the disclosure requirement. However, we intend to adopt such a code of ethics at our next board meeting on May 24, 2004. At such time, we will post the text of our code of ethics on our

Internet website at www.nexmed.com. In addition, we will disclose on our website the nature of any amendments to, or waivers from, our code of ethics in accordance with all applicable laws and regulations.

ITEM 11. EXECUTIVE COMPENSATION.

Information called for by Item 11 is set forth under the heading "Executive Compensation" in the 2004 Proxy Statement, which is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Other than as set forth below, information called for by Item 12 is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in the 2004 Proxy Statement, which is incorporated herein by this reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2003, about NexMed Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans (together, the "Equity Plans"):

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,414,617(1)	$2.94	1,380,259(2)
Equity compensation plans not approved by security holders	—	—	—
Total	5,414,617	$2.94	1,380,259

(1) Consists of options outstanding at December 31, 2003 under The NexMed Inc. Stock Option and Long Term Incentive Plan (the "Incentive Plan") and The NexMed Inc. Recognition and Retention Stock Incentive Plan (the "Recognition Plan").

(2) Consists of the aggregate number of shares of Stock that remain available for future issuance, at December 31, 2003, under all of our stockholder approved Equity Plans. This consists of 1,014,859 shares available under the Incentive Plan and 365,400 shares available under the Recognition Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information called for by Item 13 is set forth under the heading "Certain Relationships and Related Transactions" in the 2004 Proxy Statement, which is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information called for by item 14 is set forth under the heading "Principal Accountant Fees and Services" in the 2004 Proxy Statement, which is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements:

The information required by this item is included in Item 8 of Part II of this Form 10-K.

2. Financial Statement Schedules

Report of Independent Accountants on Financial Statement Schedule for the three years in the period ended December 31, 2003.

Schedule II - Valuation and Qualifying Accounts.

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of NexMed, Inc.

Our audits of the consolidated financial statements referred to in our report dated February 27, 2004 appearing in the Annual Report to Shareholders of NexMed, Inc. (which report and consolidated financial statements are included in this Annual Report on Form 10-K), also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 27, 2004

SCHEDULE II

NEXMED, INC.

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Year ended December 31, 2003					
Valuation allowance - deferred tax asset	$17,901,534	$5,196,543	—	—	$23,098,077
Year ended December 31, 2002					
Valuation allowance - deferred tax asset	$ 8,699,708	$9,201,826	—	—	$17,901,534
Year ended December 31, 2001					
Valuation allowance - deferred tax asset	$ 4,572,023	$4,127,685	—	—	$ 8,699,708

All other schedules have been omitted because the information is not applicable or is presented in the Financial Statements or Notes thereto.

3. Exhibits

Exhibits No.	Description
3.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 2.1 filed with the Company's Form 10-SB filed with the Securities and Exchange Commission on March 14, 1997).
3.2	Amended and Restated By-laws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003).
3.3	Certificate of Amendment to Articles of Incorporation of the Company, dated June 22, 2000 (incorporated herein by reference to Exhibit 3.2 to the Company's Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 3.1 filed with the Company's Form 10-SB filed with the Securities and Exchange Commission on March 14, 1997).
4.2	Rights Agreement and form of Rights Certificate (incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000).
4.3	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000).
4.4	Certificate of Designation of the Company's Series B 8% Cumulative Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003).
4.5	Form of Warrant dated April 21, 2003 (incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003).
4.6	Form of Common Stock Purchase Warrant dated July 2, 2003 (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 17, 2003).
10.1*	Amended and Restated NexMed, Inc. Stock Option and Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 filed with the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001).
10.2*	The NexMed, Inc. Recognition and Retention Stock Incentive Plan incorporated by reference to Exhibit 6.5 filed with the Company's Form 10-SB/A filed with the Securities and Exchange Commission on June 5, 1997).
10.3*	Form of Agreement dated November 15, 1995 between NexMed, Inc. and each of Y. Joseph Mo, Ph.D., Vivian H. Liu and Gilbert S. Banker, Ph.D, which are collectively commonly referred to by NexMed, Inc. as the Non-Qualified Performance Incentive Program (filed as Exhibit 4.2 to our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 22, 1999, including any amendment or report filed for the purpose of updating such information, and incorporated herein by reference).
10.4	License Agreement dated March 22, 1999 between NexMed International Limited and Vergemont International Limited (incorporated by reference to Exhibit 10.7 of the Company's Form 10-KSB filed with the Securities and Exchange Commission on March 16, 2000).

Exhibits No.	Description
10.5*	The NexMed, Inc. Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 6.6 filed with the Company's Form 10-SB/A filed with the Securities and Exchange Commission on June 5, 1997).
10.6	Form of Unit Purchase Agreement between the Company and each investor who purchased units relating the Company's private placement dated August and July 2000 (incorporated by reference to Exhibit 4.2 filed with the Company's Form S-3 filed with the Securities and Exchange Commission on September 29, 2000).
10.7*	Employment Agreement dated February 26, 2002 by and between NexMed, Inc. and Dr. Y. Joseph Mo (incorporated by reference to Exhibit 10.7 of the Company's Form 10-K filed with the Securities and Exchange Commission on March 29, 2002).
10.8	Letter Agreement dated February 6, 2001, by and among NexMed, Inc. and General Electric Capital Corporation (Incorporated by reference to Exhibit 10.8 of the Company's Form 10-K filed with the Securities and Exchange Commission on March 29, 2002.)
10.9	Letter Agreement dated January 2, 2002, by and among NexMed, Inc. and General Electric Capital Corporation (Incorporated by reference to Exhibit 10.8 of the Company's Form 10-K filed with the Securities and Exchange Commission on March 29, 2002.)
10.10	Purchase Agreement between the Company and The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated June 11, 2002 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002).
10.11	Registration Rights Agreement between the Company and The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated June 11, 2002 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002).
10.12	Subsidiary Guaranty by NexMed (U.S.A.), Inc., a wholly owned subsidiary of the Company, in favor of The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated June 11, 2002 (incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002).
10.13	Mortgage, Security Agreement and Assignment of Leases and Rents by NexMed (U.S.A.), Inc., a wholly owned subsidiary of the Company, in favor of The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated June 11, 2002 (incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002).
10.14	Form of Unit Purchase Agreement dated June 28, 2002 (incorporated herein by reference to Exhibit 10.5 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002).
10.15	Preferred Stock and Warrant Purchase Agreement, dated as of April 21, 2003, between the Company and the Purchasers identified on Schedule 1 to the Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003).
10.16	Investor Rights Agreement, dated as of April 21, 2003, between the Company and the Purchasers identified on Schedule 1 to the Investor Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003).

Exhibits No.	Description
10.17	Common Stock and Warrant Purchase Agreement, dated as of July 2, 2003, between the Company and the Purchasers identified on Schedule 1 to the Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 17, 2003).
10.18	Investor Rights Agreement, dated as of July 2, 2003, between the Company and the Purchasers identified on Schedule 1 to the Investor Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 17, 2003).
10.19	Letter Agreement dated July 12, 2003, between NexMed, Inc. and General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2003).
10.20*	Employment Agreement dated September 26, 2003 by and between NexMed, Inc. and James L. Yeager (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2003).
10.21*	Employment Agreement dated September 26, 2003 by and between NexMed, Inc. and Kenneth F. Anderson (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2003).
10.22*	Employment Agreement dated September 26, 2003 by and between NexMed, Inc. and Vivian H. Liu (incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2003).
10.23*	Amendment dated September 26, 2003 to Employment Agreement by and between Dr. Y. Joseph Mo and NexMed, Inc. dated February 26, 2002 (incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2003).
10.24	Purchase Agreement, dated as of December 12, 2003, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 13, 2004).
10.25	Registration Rights Agreement, dated as of December 12, 2003, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 13, 2004).
10.26	Form of 5% Convertible Note due May 31, 2007 (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 13, 2004).
10.27	First Amendment of Mortgage, Security Agreement and Assignment of Leases and Rents by NexMed (U.S.A.), Inc., in favor of The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc., dated as of December 12, 2003 (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 13, 2004).
10.28	Subsidiary Guaranty by NexMed (U.S.A.), Inc., a wholly owned subsidiary of the Company, in favor of The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated December 12, 2003.
21	Subsidiaries.

Exhibits No.	Description
23	Consent of PricewaterhouseCoopers LLP, independent accountants.
31.1	Chief Executive Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Chief Financial Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K.

(b) Reports on Form 8-K

There were no reports on Form 8-K filed by the Company during the fourth quarter of 2003.

Signatures

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXMED, INC.

Dated: March 4, 2004

By: /s/ Y. Joseph Mo
Y. Joseph Mo
Chairman of the Board of Directors, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Y. Joseph Mo Y. Joseph Mo	Chairman of the Board of Directors, President and Chief Executive Officer	March 4, 2004
/s/ Vivian H. Liu Vivian H. Liu	Vice President, Chief Financial Officer and Secretary	March 4, 2004
/s/ James Yeager James Yeager	Director, Senior Vice-President, Scientific Affairs	March 4, 2004
/s/ Richard J. Berman Richard J. Berman	Director	March 4, 2004
/s/ Arthur D. Emil Arthur D. Emil	Director	March 4, 2004
/s/ Robert W. Gracy Robert W. Gracy	Director	March 4, 2004
/s/ Stephen M. Sammut Stephen M. Sammut	Director	March 4, 2004
/s/ Martin Wade III Martin Wade III	Director	March 4, 2004

EXHIBIT INDEX

Exhibits No.	Description
10.28	Subsidiary Guaranty by NexMed (U.S.A.), Inc., a wholly owned subsidiary of the Company, in favor of The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated December 12, 2003.
21	Subsidiaries.
23	Consent of PricewaterhouseCoopers LLP, independent accountants.
31.1	Chief Executive Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Chief Financial Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 31.1

CERTIFICATION

I, Y. Joseph Mo, certify that:

1. I have reviewed this Annual Report on Form 10-K of NexMed, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2004

/s/ Y. Joseph Mo

Y. Joseph Mo
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Vivian H. Liu, certify that:

1. I have reviewed this Annual Report on Form 10-K of NexMed, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    (d) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (e) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (f) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (c) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (d) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2004

/s/ Vivian H. Liu

Vivian H. Liu
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Y. Joseph Mo, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of NexMed, Inc. on Form 10-K for the year ended December 31, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on 10-K fairly presents in all material respects the financial condition and results of operations of NexMed, Inc.

Date: March 4, 2004

By: /s/ Y. Joseph Mo
Name: Y. Joseph Mo
Title: Chief Executive Officer

Exhibit 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Vivian H. Liu, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of NexMed, Inc. on Form 10-K for the year ended December 31, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on 10-K fairly presents in all material respects the financial condition and results of operations of NexMed, Inc.

By: /s/ Vivian H. Liu
Name: Vivian H. Liu
Title: Chief Financial Officer
Date: March 4, 2004

CORPORATE DIRECTORY

OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS

Y. Joseph Mo, Ph.D.
President and CEO

Kenneth F. Anderson
Vice President
Commercial Development

Vivian Liu
Vice President and CFO

James L. Yeager, Ph.D.
Senior Vice President
Scientific Affairs

BOARD OF DIRECTORS

Y. Joseph Mo, Ph.D.
Chairman of the Board

Richard J. Berman
Director

Arthur L. Emil
Director

Robert W. Gracy, Ph.D.
Director

Stephen M. Sammut
Director

Martin R. Wade III
Director

James L. Yeager, Ph.D.
Director

CORPORATE INFORMATION

2003 ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Monday, May 24, 2004, at 10:00 a.m., at:

NexMed Corporate Headquarters
350 Corporate Boulevard
Robbinsville, NJ 08691

TRANSFER AGENT

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P.O. Box 64854
South St. Paul, MN 55164-0854
T: (800) 468-9716
F: (651) 450-4033

SECURITIES COUNSEL

KMZ Rosenman
New York, New York

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
New York, New York

SEC FORM 10-K AND REQUESTS FOR INFORMATION

A copy of the Company's annual report on Form 10-K is available without charge upon request to:

INVESTOR RELATIONS

NexMed, Inc.
350 Corporate Boulevard
Robbinsville, NJ 08691
T: (609) 208-9688
F: (609) 208-1868

E:mail: ir@nexmed.com

You may also request a copy through our web page: www.nexmed.com

STOCK LISTING

The Company's common stock is traded on Nasdaq under the symbol NEXM

NEXM™
NASDAQ
LISTED

NEXMED

350 CORPORATE BOULEVARD
ROBBINSVILLE, NEW JERSEY 08691
609.208.9688 T
609.208.1868 F
WWW.NEXMED.COM